82-34746

RECEIVED
2006 MAR 14 P 12:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

March 9, 2006

Office of International Corporate Finance
Room 3094 – Stop 3-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Seiko Epson Corporation
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the information listed in Annex A attached hereto required by Rule 12g3-2(b).

If you have any further questions or requests for additional information please do not hesitate to contact Toshio Hanaoka of Investor Relations Department at 011-81-3-3343-5513 (telephone) or 011-81-3-3348-7386 (facsimile).


06011641

Very truly yours,

Seiko Epson Corporation

By: Toshiro Mukawa
Name: Toshiro Mukawa
Title: General Manager
Investor Relations Department

PROCESSED
MAR 14 2006
THOMSON
FINANCIAL

dw 3/14

ANNEX A

A. JAPANESE LANGUAGE DOCUMENTS
(A brief description of Japanese language document listed below is included in EXHIBIT A, attached hereto)

Interim Securities Report dated December 14, 2005

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in EXHIBIT B, attached hereto)

	Date	Title
1.	January 27, 2006	CONSOLIDATED RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2005
2.	January 27, 2006	Supplementary Information Consolidated Nine months ended December 31, 2005
3.	January 27, 2006	Fiscal 2005 (Ending March 31, 2006) 3Q Financial Results and Reform Plan for Improving Earnings Potential

4. Press Release

	Date	Title
(1)	January 27, 2006	Reform Plan for Improving Earnings Potential and Full-Year Business Outlook
(2)	January 27, 2006	Consolidated Results for the Nine Months Ended December 31, 2005
(3)	February 21, 2006	Epson Takes Action against 24 Aftermarket Ink Cartridge Companies to Protect Intellectual Property
(4)	February 22, 2006	Seiko Epson Corporation Sues Maeda International Limited

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Interim Securities Report dated December 14, 2005

 This is the interim securities report filed with the Director of the Kanto Local Finance Bureau pursuant to the Securities and Exchange Law of Japan and containing information on the business, financial conditions, operating results, and interim consolidated and non-consolidated financial statements for each of the two half years ending September 30, 2005 and 2004.

EXHIBIT B

ENGLISH DOCUMENTS

Set forth below are the English documents referred to in ANNEX A, Section B.

Section B item 1

January 27, 2006	CONSOLIDATED RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2005



SEIKO EPSON CORPORATION
3-5 Owa 3-chome Suwa, Nagano
392-8502, Japan
Tel: +81-266-52-3131
http://www.epson.co.jp/e/

January 27, 2006

CONSOLIDATED RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2005

Consolidated Financial Highlights

(Millions of yen, thousands of U.S. dollars, except for per share data)

<Income statements and cash flows data>

	Nine months ended December 31,		Change	Year ended March 31,	Nine months ended December 31,
	2004	**2005**		2005	**2005**
Statements of Income Data:					
Net sales	¥1,113,148	**¥1,175,364**	5.6%	¥1,479,750	**$9,954,806**
Operating income	96,843	**23,126**	(76.1%)	90,967	**195,867**
Income before income taxes and minority interest	85,747	**19,931**	(76.8%)	73,647	**168,807**
Net income	59,953	**7,931**	(86.8%)	55,689	**67,172**
Statements of Cash Flows Data:					
Cash flows from operating activities	126,232	**59,518**	(52.9%)	162,489	**504,091**
Cash flows from investing activities	(73,325)	**(69,177)**	(5.7%)	(99,396)	**(585,898)**
Cash flows from financing activities	(82,797)	**102,613**	- %	(96,373)	**869,086**
Cash and cash equivalents at the end of the period	238,450	**332,721**	39.5%	234,904	**2,817,998**
Per Share Data:					
Net income per share -Basic	¥305.32	**¥40.39**	(86.8%)	¥283.60	**$0.34**
-Diluted	¥-	**¥-**	- %	¥-	**$-**

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Securities and Exchange Law of Japan.

II. Figures in 'Change' column are comparisons with the same period of the previous year.

III. Diluted net income per share are presented only if there are dilutive factors present.

IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥118.07 = U.S.$1 at December 31, 2005 has been used for the purpose of presentation.

<Balance sheets data>

	December 31,		March 31,	December 31,
	2004	**2005**	2005	**2005**
Total assets	¥1,330,822	**¥1,517,184**	¥1,297,790	**$12,849,869**
Shareholders' equity	473,111	**500,288**	472,870	**4,237,215**
Shareholders' equity ratio (%)	35.6%	**33.0%**	36.4%	**33.0%**
Shareholders' equity per share	¥2,409.35	**¥2,547.76**	¥2,408.13	**$21.58**

Operating Performance and Financial Condition

1. Fiscal 2005 Nine-Months Overview

Although elements of concern such as soaring oil prices and an economic slowdown in some parts of Europe were seen during the nine months of the 2005 fiscal year (ending March 31, 2006), the global economy steadily recovered on the back of economic growth in China and the United States. Meanwhile, the Japanese economy showed signs of gradual recovery, with an increase in capital spending accompanying improved corporate earnings and an uptick in personal spending.

The Epson Group's (Epson) main markets were as follows. The inkjet printer market remained strong in Japan, the U.S., and Asia, while demand in Europe was sluggish. Last year's trend toward multifunction inkjet products (all-in-ones) has continued. The laser printer market expanded as sales of color laser models and all-in-ones in the low price zone grew.

The projector market grew on heightened demand in the education and home theater segments, as well as on continuing demand for traditional business presentation projectors. The market for microdevice-based projection TVs, which are more cost-competitive than flat-panel large-screen TVs, also expanded, particularly in America.

The market for electronic devices used in mobile phones remained firm. The market was buoyed by demand from two major sources. One was demand from consumers in Europe, North America and China who are upgrading to handsets with color displays and built-in cameras. The other was continued brisk new demand in emerging markets such as Central and South America, India, and Russia.

Meanwhile, however, prices for products in the information-related equipment business segment and electronic device business segment are in constant decline due primarily to intensified competition in all areas and a shift in demand toward low-priced products.

In the precision products business, the total markets for watches and corrective lenses are not growing, yet an increase in competition and a shift toward the low-price zone are underway. In factory automation systems, sales of IC handlers were driven by solid demand for semiconductors used in finished goods such as personal computers, mobile phones and digital home electronics.

Fiscal 2005 is the second year in Epson's "*Action07*" action plan, and given the foregoing market environment, the company is implementing measures based on systematic analyses of market changes and market trends in each business. On October 1, 2005, Epson Toyocom Corporation, a joint-venture company formed by merging Epson's crystal device business with the operations of Toyo Communication Equipment Co., Ltd., opened its doors for business.

On the product commercialization end, the inkjet printer business launched the *PictureMate Deluxe Viewer Edition* (*Colorio Me E-200* in Japan). Heading into the year-end shopping season, we again bolstered our line of all-in-ones, adding new features such as *Epson Easy Photo Fix*™, image editing software that

automatically adjusts portrait photos to correct backlighting, color cast and other undesirable artifacts, allowing users to obtain prints with realistic colors every time. In home projectors, we released the *EMP-TWD1* (*MovieMate 25* in the United States), a portable projector with integrated DVD player and speakers for maximum simplicity and convenience. In HDTV LCD projection televisions, we also rolled out two new true-HDTV models in the *Livingstation G series*.

The average U.S. dollar-yen and euro-yen exchange rates during the nine months were ¥112.10 and ¥136.91, respectively. This represents a 3% fall in the value of the yen against the dollar and a 2% fall in the value of the yen against the euro compared to the same period last year.

As a result of the foregoing factors, net sales for the nine months of the current fiscal year were ¥1,175,364 million ($9,954,806 thousand), up 5.6% compared to the same period last year. Operating income was ¥23,126 million ($195,867 thousand), down 76.1% compared to the same period last year. Income before income taxes and minority interest was ¥19,931 million ($168,807 thousand), down 76.8% compared to the same period last year. And net income was ¥7,931 million ($67,172 thousand), down 86.8% compared to the same period last year.

Operating Performance Highlights by Business Segments

A segment-by-segment breakdown of financial results is provided below.

Information-related equipment:

In the imaging and information products business, laser printer (including supplies, as in all printer discussions below) prices continued their downward trajectory, yet volume growth pushed revenue higher. Inkjet printer results were impacted by a general decline in prices and by a decline in single-function printer volume, yet inkjet printer revenue grew slightly, primarily due to higher volume in all-in-ones and foreign exchange factors. Together, these factors resulted in slightly higher revenue in the information-related equipment business as a whole.

In the visual instruments business, 3LCD projector and HDTV LCD projection television revenues were sharply higher. Within 3LCD projectors, business projector unit shipments grew, particularly in the American market, though revenue was adversely affected by lower prices. HDTV LCD projection television revenue also grew, largely due to higher unit shipments of OEM optical engines. Together, these factors resulted in sharply higher revenue in the visual instruments business as a whole.

Operating income in the information-related equipment business segment declined primarily because of lower prices for inkjet products.

As a result of the foregoing factors, net sales in the information-related equipment business segment for the nine months of the current fiscal year were ¥737,806 million ($6,248,886 thousand), up 3.3% compared to the same period last year, while operating income was ¥30,224 million ($225,984 thousand), down 41.3% compared to the same period last year.

Electronic devices:

In the display business, revenue from amorphous-silicon TFT LCDs and LTPS-TFT LCDs rose sharply due to volume growth. Meanwhile, revenues from color STN LCDs for mobile phones were down as intensified competition drove prices lower. Revenues from HTPS-TFT panels for 3LCD projectors also declined, due to a combination of falling prices and lower unit shipments on weakened demand. As a result of these factors, revenue for the display business as a whole grew sharply.

In the semiconductor business, system LSI and LCD driver revenues were down sharply due to the twin

effects of lower prices and lower volume, a result of intensified competition. As a result of these factors, revenues declined sharply in the semiconductor business as a whole.

In the quartz crystal device business, prices declined across the board, but revenues were sharply higher as a result of the business merger with Toyo Communication Equipment Co., Ltd.

Operating income in the electronic device business segment declined. The decline was due to various factors, including sharply lower revenue from HTPS-TFT panels for 3LCD projectors, higher costs accompanying the launch of operations at the Chitose Plant, and sharply lower revenues from color STN LCDs for mobile phones, system LSIs and LCD drivers.

As a result of the foregoing factors, net sales in the information-related equipment business segment for the nine months of the current fiscal year were ¥405,017 million ($3,430,313 thousand), up 12.9% compared to the same period last year, while operating income was ¥122 million ($1,033 thousand), down 99.8% compared to the same period last year.

Precision products:

Within the precision products business segment, corrective lens volume rose and IC handler demand grew due to a strong semiconductor market. Meanwhile, notwithstanding a decline in watch volume, revenue in the precision products business segment as a whole increased slightly.

Operating income in the precision products business segment declined chiefly due to a combination of lower volume and lower prices in watches and an increase of costs associated with additional investments required to increase optical device production.

As a result of the foregoing factors, net sales in the precision products business segment for the nine months of the current fiscal year were ¥65,958 million ($558,635 thousand), up 2.6% compared to the same period last year, while operating income was ¥2,397 million ($20,302 thousand), down 22.3% compared to the same period last year.

Operating Performance Highlights by Geographic Segments

A region-by-region breakdown of financial results is provided below.

Japan:

Amorphous-silicon TFT LCD and LTPS-TFT LCD revenues grew, while revenues from STN LCDs, HTPS-TFT panels for 3LCD projectors, and system LSIs decreased. As a result, net sales were ¥1,018,078 million ($8,622,665 thousand), up 7.7% compared to the same period last year, and operating loss was ¥5,520 million ($46,752 thousand), compared to operating income of ¥61,194 million in the same period last year.

The Americas:

Inkjet printer, LCD projector and terminal module revenues grew, while system LSI and silicon foundry revenues decreased. As a result, net sales were ¥233,885 million ($1,980,901 thousand), up 6.0% compared to the same period last year, and operating income was ¥9,780 million ($82,832 thousand), down 16.7% compared to the same period last year.

Europe:

Laser printer revenue grew, while MD-TFD LCD, inkjet printer and system LSI revenues decreased. As a result, net sales were ¥233,218 million ($1,975,252 thousand), down 6.3% compared to the same period

last year, and operating income was ¥3,958 million ($33,522 thousand), down 46.2% compared to the same period last year.

Asia / Oceania:

Inkjet printer, LTPS-TFT LCD, and amorphous-silicon TFT LCD revenues grew, while STN LCD and MD-TFD LCD revenues declined. As a result, net sales were ¥660,018 million ($5,590,056 thousand), up 20.2% compared to the same period last year, and operating income was ¥26,018 million ($220,361 thousand), up 23.1% compared to the same period last year.

Cash Flow Performance

Cash flows from operating activities during the nine months included net income of ¥7,931 million ($67,172 thousand). Depreciation and amortization, principally in the electronic device business segment, was ¥80,916 million ($685,322 thousand). As for changes to assets and liabilities, notes and accounts receivable, trade, increased by ¥45,746 million ($387,448 thousand); notes and accounts payable, trade, increased by ¥42,013 million ($355,831 thousand); and inventories increased by ¥31,995 million ($270,983 thousand). Income taxes paid were ¥16,200 million ($137,207 thousand). As a result, cash inflows from operating activities came to ¥59,518 million ($504,091 thousand).

Cash outflows from investing activities were ¥69,177 million ($585,898 thousand) due to capital expenditures, principally in the electronic device business segments, and amounts that came due during this period for tangible and intangible fixed assets acquired at the end of last period amounted to ¥81,058 million ($686,525 thousand).

Cash flows from financing activities were positive at ¥102,613 million ($869,086 thousand), primarily due to a net increase of ¥106,333 million ($900,593 thousand) from an increase in short-term borrowings to meet capital requirements for the year-end shopping season and from an increase in long-term debt to procure advance long-term financing and an issue of straight bonds intended to contain risks associated with rises in interest rates.

As a result, cash and cash equivalents for the nine months was ¥332,721 million ($2,817,998 thousand).

2. Third-Quarter Operating Performance

Third-quarter net sales were adversely affected by a number of factors, including intensified competition that drove down prices for color STN LCDs used in mobile phone handsets and volume and price declines in system LSIs, LCD drivers and HTPS-TFT panels for 3LCD projectors. Nevertheless, net sales for the quarter came in at ¥455,120 million ($3,854,662 thousand), an increase of 5.9% compared to the same period last year. This increase is primarily due to volume growth in products such as amorphous-silicon TFT LCDs, LTPS-TFT LCDs, inkjet printers and 3LCD projectors, as well as to a net increase in crystal device sales owing to the business merger with Toyo Communication Equipment Co., Ltd. Compared to the same period last year, quarterly operating income was ¥17,122 million ($145,016 thousand), a decline of 44.7%, income before income taxes and minority interest was ¥12,232 million ($103,600 thousand), a decline of 53.3%, and net income was ¥9,092 million ($77,005 thousand), a decline of 55.6%. Although the profit picture for amorphous-silicon TFT LCDs and for LTPS-TFT LCDs improved significantly as volume increased, various factors combined to result in the overall decline, including lower prices for inkjet printers, a steep drop in revenue from semiconductor operations, sharply lower revenue and higher costs for HTPS-TFT panels for 3LCD projectors, and lower prices for STN LCDs for mobile phones.

3. Full-Year Forecast

Full-year net sales and operating income from the information-related equipment business segment are expected to come in lower than previous forecast (on October 26, 2005). Notwithstanding year-on-year growth in sales of consumables for inkjet printers, net sales and operating income are expected to be impacted primarily by a projected decline in sales of inkjet consumables in all markets and a projected decline in sales of printers, particularly in Europe.

Operating income in the electronic device business segment is expected to be in line with the October 26 business forecast. Operating income will benefit from initiatives to reduce costs and improve profitability, though net sales are expected to decline, primarily due to erosion of prices arising from intensified competition and receding volume accompanying a retrenchment in customer demand for small- and medium-sized LCDs and semiconductors. In addition, we are taking a restructuring charge in the third quarter of the current fiscal year and, moreover, plan to do so again in the fourth quarter, for costs associated with a reorganization of the semiconductor and display businesses.

Taking this situation and all other factors into account, we now expect total full-year resluts to come in below the previous forecast and are thus revising our full-year business outlook. The figures in the forecast are based on assumed full-year exchange rates of ¥112 to the U.S. dollar and ¥136 to the euro.

Consolidated Full-Year Results Outlook

	Previous Outlook	**Current Outlook**	Change
Net sales	¥1,618.0 billion	**¥1,553.0 billion**	-¥65.0 billion (-4.0%)
Operating income	¥44.0 billion	**¥24.0 billion**	-¥20.0 billion (-45.5%)
Income before income taxes and minority interest	¥38.0 billion	**(¥11.0 billion)**	-¥49.0 billion (-%)
Net income	¥22.0 billion	**(¥14.0 billion)**	-¥36.0 billion (-%)

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

Consolidated Balance Sheets (Unaudited)

	Millions of yen			Thousands of U.S. dollars
	December 31		March 31,	December 31,
	2004	**2005**	2005	**2005**
ASSETS				
Current assets:				
Cash and cash equivalents	¥238,450	**¥332,721**	¥234,904	**$2,817,998**
Time deposits	695	**1,410**	272	**11,942**
Short-term investments	-	**1,999**	-	**16,931**
Notes and accounts receivable, trade	271,683	**312,818**	256,177	**2,649,428**
Inventories	202,572	**221,676**	176,656	**1,877,496**
Other current assets	81,467	**95,025**	82,344	**804,819**
Allowance for doubtful accounts	(3,808)	**(3,878)**	(3,641)	**(32,845)**
Total current assets	791,059	**961,771**	746,712	**8,145,769**
Property, plant and equipment:				
Buildings and structures	413,262	**446,190**	419,780	**3,779,030**
Machinery and equipment	502,745	**568,683**	521,113	**4,816,490**
Furniture and fixtures	182,302	**206,527**	188,249	**1,749,191**
Land	58,817	**66,901**	58,836	**566,621**
Other	5,148	**19,288**	7,755	**163,361**
	1,162,274	**1,307,589**	1,195,733	**11,074,693**
Accumulated depreciation	(731,883)	**(856,911)**	(754,378)	**(7,257,652)**
	430,391	**450,678**	441,355	**3,817,041**
Investments and other assets:				
Investment securities	48,780	**49,017**	49,894	**415,152**
Intangible assets	28,373	**22,078**	26,530	**186,991**
Other assets	32,965	**34,424**	34,035	**291,556**
Allowance for doubtful accounts	(746)	**(784)**	(736)	**(6,640)**
	109,372	**104,735**	109,723	**887,059**
Total assets	¥1,330,822	**¥1,517,184**	¥1,297,790	**$12,849,869**

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen			Thousands of U.S. dollars
	December 31		March 31,	December 31,
	2004	**2005**	2005	**2005**
Current liabilities:				
Short-term borrowings	¥46,055	**¥62,868**	¥30,236	**$532,464**
Current portion of long-term debt	14,885	**147,801**	104,642	**1,251,808**
Notes and accounts payable, trade	172,435	**189,454**	145,036	**1,604,590**
Accounts payable, other	104,031	**97,052**	119,039	**821,987**
Income taxes payable	14,288	**13,497**	12,499	**114,314**
Accrued bonuses	10,400	**7,751**	18,587	**65,648**
Accrued warranty costs	14,604	**17,202**	15,327	**145,693**
Other current liabilities	69,428	**74,662**	59,235	**632,354**
Total current liabilities	446,126	**610,287**	504,601	**5,168,858**
Long-term liabilities:				
Bonds	-	**52,700**	-	**446,345**
Long-term debt	348,576	**249,182**	259,919	**2,110,460**
Accrued pension and severance costs	13,681	**30,100**	14,835	**254,934**
Accrued directors' and statutory auditors' retirement allowances	1,856	**2,036**	1,921	**17,244**
Accrued recycle costs	300	**488**	310	**4,133**
Other long-term liabilities	17,434	**26,169**	16,677	**221,640**
Total long-term liabilities	381,847	**360,675**	293,662	**3,054,756**
Minority interest in subsidiaries	29,738	**45,934**	26,657	**389,040**
Shareholders' equity:				
Common stock	53,204	**53,204**	53,204	**450,614**
Additional paid-in capital	79,501	**79,501**	79,501	**673,338**
Retained earnings	355,208	**353,173**	350,944	**2,991,217**
Net unrealized gains on other securities	3,477	**10,128**	3,743	**85,780**
Translation adjustments	(18,277)	**4,286**	(14,519)	**36,300**
Treasury stock, at cost	(2)	**(4)**	(3)	**(34)**
Total shareholders' equity	473,111	**500,288**	472,870	**4,237,215**
Commitments and contingent liabilities				
Total liabilities and shareholders' equity	¥1,330,822	**¥1,517,184**	¥1,297,790	**$12,849,869**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income (Unaudited)

Nine months ended December 31:

	Millions of yen			Thousands of U.S. dollars
	Nine months ended December 31		Year ended March 31,	Nine months ended December 31,
	2004	**2005**	2005	**2005**
Net sales	¥1,113,148	**¥1,175,364**	¥1,479,750	**$9,954,806**
Cost of sales	782,946	**907,426**	1,070,011	**7,685,491**
Gross profit	330,202	**267,938**	409,739	**2,269,315**
Selling, general and administrative expenses:				
Salaries and wages	57,592	**58,797**	76,917	**497,984**
Advertising	23,542	**25,010**	32,522	**211,823**
Sales promotion	22,865	**23,532**	31,556	**199,306**
Research and development costs	30,807	**33,000**	42,903	**279,495**
Provision for doubtful accounts	205	**210**	112	**1,779**
Other	98,348	**104,263**	134,762	**883,061**
	233,359	**244,812**	318,772	**2,073,448**
Operating income	96,843	**23,126**	90,967	**195,867**
Other income:				
Interest and dividend income	1,790	**2,539**	2,457	**21,504**
Net gain on foreign exchange	-	**2,287**	-	**19,370**
Rental income	1,089	**1,095**	1,531	**9,274**
Gain on change in interest due to business combination	-	**12,291**	-	**104,099**
Other	3,425	**4,357**	4,041	**36,902**
	6,304	**22,569**	8,029	**191,149**
Other expenses:				
Interest expenses	4,533	**4,683**	5,816	**39,663**
Net loss on foreign exchange	3,875	**-**	3,905	**-**
Loss on disposal of fixed assets	2,528	**1,390**	3,312	**11,772**
Reorganization costs	-	**17,234**	4,608	**145,964**
Prior pension costs for foreign subsidiaries	2,285	**-**	2,285	**-**
Other	4,179	**2,457**	5,423	**20,810**
	17,400	**25,764**	25,349	**218,209**
Income before income taxes and minority interest	85,747	**19,931**	73,647	**168,807**
Income taxes	25,523	**9,367**	19,901	**79,335**
Income before minority interest	60,224	**10,564**	53,746	**89,472**
Minority interest in subsidiaries	271	**2,633**	(1,943)	**22,300**
Net income	¥59,953	**¥7,931**	¥55,689	**$67,172**

	Yen			U.S. dollars
Per share:				
Net income	¥305.32	**¥40.39**	¥283.60	**$0.34**
Cash dividends	¥22.00	**¥29.00**	¥22.00	**$0.25**

The accompanying notes are an integral part of these financial statements.

Three months ended December 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended December 31		Three months ended December 31,
	2004	2005	2005
Net sales	¥429,674	¥455,120	$3,854,662
Cost of sales	309,697	344,623	2,918,802
Gross profit	119,977	110,497	935,860
Selling, general and administrative expenses:			
Salaries and wages	20,217	20,116	170,374
Advertising	11,710	13,307	112,704
Sales promotion	9,961	10,339	87,567
Research and development costs	11,595	10,449	88,498
Provision for doubtful accounts	(62)	50	423
Other	35,579	39,114	331,278
	89,000	93,375	790,844
Operating income	30,977	17,122	145,016
Other income:			
Interest and dividend income	482	720	6,098
Rental income	422	367	3,109
Gain on change in interest due to business combination	-	12,291	104,099
Other	1,017	2,447	20,725
	1,921	15,825	134,031
Other expenses:			
Interest expenses	1,620	1,767	14,966
Net loss on foreign exchange	1,858	17	144
Loss on disposal of fixed assets	1,281	591	5,006
Reorganization costs	-	17,234	145,964
Other	1,965	1,106	9,367
	6,724	20,715	175,447
Income before income taxes and minority interest	26,174	12,232	103,600
Income taxes	6,084	1,280	10,841
Income before minority interest	20,090	10,952	92,759
Minority interest in subsidiaries	(390)	1,860	15,754
Net income	¥20,480	¥9,092	$77,005

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

Nine months ended December 31:

	Number of shares issued	Millions of yen						
		Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock, at cost	Total
Balance at March 31, 2004	196,364,592	¥53,204	¥79,501	¥299,575	¥3,087	(¥20,999)	(¥1)	¥414,367
Net income for the nine months ended December 31, 2004	-	-	-	59,953	-	-	-	59,953
Cash dividends	-	-	-	(4,320)	-	-	-	(4,320)
Net unrealized gains on other securities	-	-	-	-	390	-	-	390
Translation adjustments	-	-	-	-	-	2,722	-	2,722
Changes in treasury stock	-	-	-	-	-	-	(1)	(1)
Balance at December 31, 2004	196,364,592	¥53,204	¥79,501	¥355,208	¥3,477	(¥18,277)	(¥2)	¥473,111
Balance at March 31, 2005	196,364,592	¥53,204	¥79,501	¥350,944	¥3,743	(¥14,519)	(¥3)	¥472,870
Net income for the nine months ended December 31, 2005	-	-	-	**7,931**	-	-	-	**7,931**
Cash dividends	-	-	-	**(5,695)**	-	-	-	**(5,695)**
Decrease due to affiliate excluded under the equity method	-	-	-	**(7)**	-	-	-	**(7)**
Net unrealized gains on other securities	-	-	-	-	**6,385**	-	-	**6,385**
Translation adjustments	-	-	-	-	-	**18,805**	-	**18,805**
Changes in treasury stock	-	-	-	-	-	-	**(1)**	**(1)**
Balance at December 31, 2005	**196,364,592**	**¥53,204**	**¥79,501**	**¥353,173**	**¥10,128**	**¥4,286**	**(¥4)**	**¥500,288**

	Number of shares issued	Millions of yen						
		Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock, at cost	Total
Balance at March 31, 2004	196,364,592	¥53,204	¥79,501	¥299,575	¥3,087	(¥20,999)	(¥1)	¥414,367
Net income	-	-	-	55,689	-	-	-	55,689
Cash dividends	-	-	-	(4,320)	-	-	-	(4,320)
Net unrealized gains on other securities	-	-	-	-	656	-	-	656
Translation adjustments	-	-	-	-	-	6,480	-	6,480
Changes in treasury stock	-	-	-	-	-	-	(2)	(2)
Balance at March 31, 2005	196,364,592	¥53,204	¥79,501	¥350,944	¥3,743	(¥14,519)	(¥3)	¥472,870

	Thousands of U.S. dollars						
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock, at cost	Total
Balance at March 31, 2005	$450,614	$673,338	$2,972,338	$31,702	($122,970)	($25)	$4,004,997
Net income for the nine months ended December 31, 2005	-	-	**67,172**	-	-	-	**67,172**
Cash dividends	-	-	**(48,234)**	-	-	-	**(48,234)**
Decrease due to affiliate excluded under the equity method	-	-	**(59)**	-	-	-	**(59)**
Net unrealized gains on other securities	-	-	-	**54,078**	-	-	**54,078**
Translation adjustments	-	-	-	-	**159,270**	-	**159,270**
Changes in treasury stock	-	-	-	-	-	**(9)**	**(9)**
Balance at December 31, 2005	**$450,614**	**$673,338**	**$2,991,217**	**$85,780**	**$36,300**	**($34)**	**$4,237,215**

The accompanying notes are an integral part of these financial statements.

Three months ended December 31:

		Millions of yen						
	Number of shares issued	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock, at cost	Total
Balance at September 30, 2004	196,364,592	¥53,204	¥79,501	¥337,281	¥2,838	(¥12,195)	(¥2)	¥460,627
Net income for the three months ended December 31, 2004	-	-	-	20,480	-	-	-	20,480
Cash dividends	-	-	-	(2,553)	-	-	-	(2,553)
Net unrealized gains on other securities	-	-	-	-	639	-	-	639
Translation adjustments	-	-	-	-	-	(6,082)	-	(6,082)
Changes in treasury stock	-	-	-	-	-	-	(0)	(0)
Balance at December 31, 2004	196,364,592	¥53,204	¥79,501	¥355,208	¥3,477	(¥18,277)	(¥2)	¥473,111
Balance at September 30, 2005	196,364,592	¥53,204	¥79,501	¥347,223	¥6,814	(¥7,263)	(¥4)	¥479,475
Net income for the three months ended December 31, 2005	-	-	-	**9,092**	-	-	-	**9,092**
Cash dividends	-	-	-	**(3,142)**	-	-	-	**(3,142)**
Net unrealized gains on other securities	-	-	-	-	**3,314**	-	-	**3,314**
Translation adjustments	-	-	-	-	-	**11,549**	-	**11,549**
Changes in treasury stock	-	-	-	-	-	-	**(0)**	**(0)**
Balance at December 31, 2005	**196,364,592**	**¥53,204**	**¥79,501**	**¥353,173**	**¥10,128**	**¥4,286**	**(¥4)**	**¥500,288**

	Thousands of U.S. dollars						
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock, at cost	Total
Balance at September 30, 2005	$450,614	$673,338	$2,940,823	$57,712	($61,515)	($34)	$4,060,938
Net income for the three months ended December 31, 2005	-	-	**77,005**	-	-	-	**77,005**
Cash dividends	-	-	**(26,611)**	-	-	-	**(26,611)**
Net unrealized gains on other securities	-	-	-	**28,068**	-	-	**28,068**
Translation adjustments	-	-	-	-	**97,815**	-	**97,815**
Changes in treasury stock	-	-	-	-	-	**(0)**	**(0)**
Balance at December 31, 2005	**$450,614**	**$673,338**	**$2,991,217**	**$85,780**	**$36,300**	**($34)**	**$4,237,215**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows (Unaudited)

Nine months ended December 31:

	Millions of yen			Thousands of U.S. dollars
	Nine months ended December 31		Year ended March 31,	Nine months ended December 31,
	2004	**2005**	2005	**2005**
Cash flows from operating activities:				
Net income	¥59,953	**¥7,931**	¥55,689	**$67,172**
Adjustments to reconcile net income to net cash provided by operating activities -				
Depreciation and amortization	75,925	**80,916**	105,006	**685,322**
Reorganization costs	-	**17,234**	4,608	**145,964**
Accrual for net pension and severance costs, less payments	7,585	**8,306**	9,188	**70,348**
Net loss on sales and disposal of fixed assets	2,808	**1,191**	3,566	**10,087**
Gain on change in interest due to business combination	-	**(12,291)**	-	**(104,099)**
Equity in net gains under the equity method	(183)	**(141)**	(232)	**(1,194)**
Deferred income taxes	6,810	**5,084**	(1,493)	**43,059**
Increase (decrease) in allowance for doubtful accounts	4	**(34)**	(214)	**(288)**
Increase in notes and accounts receivable, trade	(59,760)	**(45,746)**	(43,371)	**(387,448)**
Increase in inventories	(30,011)	**(31,995)**	(6,063)	**(270,983)**
Increase in notes and accounts payable, trade	37,693	**42,013**	11,221	**355,831**
Increase (decrease) in accrued income taxes	5,300	**(11,918)**	5,748	**(100,940)**
Other	20,108	**(1,032)**	18,836	**(8,740)**
Net cash provided by operating activities	126,232	**59,518**	162,489	**504,091**
Cash flows from investing activities:				
Proceeds from maturities of short-term investments	-	**1,000**	-	**8,470**
Payments for purchases of property, plant and equipment	(68,353)	**(74,104)**	(92,441)	**(627,628)**
Proceeds from sales of property, plant and equipment	1,922	**1,219**	1,978	**10,325**
Payments for purchases of intangible assets	(5,641)	**(6,954)**	(7,439)	**(58,897)**
Payments of long-term prepaid expenses	(820)	**(1,094)**	(1,009)	**(9,266)**
Payments for purchases of subsidiaries' stock	-	**(1,034)**	-	**(8,758)**
Proceeds from business combination, net of payment	140	**12,204**	140	**103,362**
Other	(573)	**(414)**	(625)	**(3,506)**
Net cash used in investing activities	(73,325)	**(69,177)**	(99,396)	**(585,898)**
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	(26,081)	**31,408**	(40,577)	**266,012**
Proceeds from long-term debt	-	**40,000**	2,000	**338,782**
Repayments of long-term debt	(51,808)	**(15,075)**	(52,745)	**(127,679)**
Proceeds from issuance of bonds	-	**50,000**	-	**423,478**
Proceeds from issuance of subsidiaries' stock	-	**2,674**	-	**22,648**
Cash dividends	(4,320)	**(5,694)**	(4,320)	**(48,226)**
Other	(588)	**(700)**	(731)	**(5,929)**
Net cash provided by (used in) financing activities	(82,797)	**102,613**	(96,373)	**869,086**
Effect of exchange rate fluctuations on cash and cash equivalents	3,157	**4,694**	3,001	**39,756**
Net increase (decrease) in cash and cash equivalents	(26,733)	**97,648**	(30,279)	**827,035**
Cash and cash equivalents at the beginning of the period	265,183	**234,904**	265,183	**1,989,532**
Cash and cash equivalents increased by merger of unconsolidated subsidiaries	-	**169**	-	**1,431**
Cash and cash equivalents at the end of the period	¥238,450	**¥332,721**	¥234,904	**$2,817,998**
Supplemental disclosures of cash flow information:				
Cash received and paid during the period for -				
Interest and dividend received	¥1,932	**¥2,554**	¥2,594	**$21,631**
Interest paid	(¥4,336)	**(¥4,361)**	(¥5,854)	**($36,936)**
Income taxes paid	(¥13,413)	**(¥16,200)**	(¥15,646)	**($137,207)**

The accompanying notes are an integral part of these financial statements.

Three months ended December 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended December 31		Three months ended December 31,
	2004	2005	2005
Cash flows from operating activities:			
Net income	¥20,480	¥9,092	$77,005
Adjustments to reconcile net income to net cash provided by operating activities -			
Depreciation and amortization	28,916	27,769	235,191
Reorganization costs	-	17,234	145,964
Accrual for net pension and severance costs, less payments	2,082	5,191	43,966
Net loss on sales and disposal of fixed assets	1,277	502	4,252
Gain on change in interest due to business combination	-	(12,291)	(104,099)
Equity in net gains under the equity method	(72)	(43)	(364)
Deferred income taxes	(1,212)	3,793	32,125
Increase (decrease) in allowance for doubtful accounts	(150)	26	220
Increase in notes and accounts receivable, trade	(53,264)	(45,754)	(387,516)
Decrease in inventories	14,099	11,209	94,935
(Increase) decrease in notes and accounts payable, trade	27,287	(12,292)	(104,108)
Increase (decrease) in accrued income taxes	2,705	(5,507)	(46,642)
Other	22,538	33,717	285,568
Net cash provided by operating activities	64,686	32,646	276,497
Cash flows from investing activities:			
Proceeds from maturities of short-term investments	-	1,000	8,470
Payments for purchases of property, plant and equipment	(25,087)	(20,693)	(175,260)
Proceeds from sales of property, plant and equipment	637	80	678
Payments for purchases of intangible assets	(1,688)	(1,808)	(15,313)
Payments of long-term prepaid expenses	(35)	(768)	(6,505)
Payments for purchases of subsidiaries' stock	-	(1,034)	(8,758)
Proceeds from business combination, net of payment	140	12,204	103,362
Other	(2,351)	240	2,033
Net cash used in investing activities	(28,384)	(10,779)	(91,293)
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings	(8,157)	4,203	35,597
Repayments of long-term debt	(4,697)	(1,229)	(10,409)
Proceeds from issuance of bonds	-	50,000	423,478
Proceeds from issuance of subsidiaries' stock	-	10	85
Cash dividends	(2,553)	(3,141)	(26,603)
Other	(235)	(189)	(1,601)
Net cash provided by (used in) financing activities	(15,642)	49,654	420,547
Effect of exchange rate fluctuations on cash and cash equivalents	144	3,463	29,330
Net increase in cash and cash equivalents	20,804	74,984	635,081
Cash and cash equivalents at the beginning of the period	217,646	257,737	2,182,917
Cash and cash equivalents at the end of the period	¥238,450	¥332,721	$2,817,998
Supplemental disclosures of cash flow information:			
Cash received and paid during the period for -			
Interest and dividend received	¥474	¥680	$5,759
Interest paid	(¥1,391)	(¥1,449)	($12,272)
Income taxes paid	(¥4,591)	(¥2,993)	($25,349)

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of presenting consolidated financial statements:

(1) Background -

Seiko Epson Corporation (the "Company") was originally established as a manufacturer of watches but later expanded its business to provide key devices and solutions for the digital color imaging markets through the application of its proprietary technologies. The Company operates its manufacturing and sales business mainly in Japan, the Americas, Europe and Asia/Oceania.

(2) Basis of presenting consolidated financial statements -

The Company and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in their respective country of domicile.

The accompanying consolidated financial statements of the Company and its consolidated subsidiaries and affiliates (collectively "Epson") as of December 31, 2005, and for the three months and nine months ended December 31, 2005 are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated financial statements prepared by the Company as required by the Securities and Exchange Law of Japan.

The accompanying consolidated financial statements incorporate certain reclassifications and rearrangements in order to present them in a form that is more familiar to readers outside Japan. In addition, the notes to the consolidated financial statements include information that is not required under generally accepted accounting principles in Japan, but which is provided herein as additional information. However, none of the reclassifications nor rearrangements have a material effect on the financial statements.

2. Summary of significant accounting policies:

(1) Consolidation and investments in affiliates -

The accompanying consolidated financial statements include the accounts of the Company and those of its subsidiaries that are controlled by Epson. Under the effective control approach, all majority-owned companies are to be consolidated. Additionally, companies in which share ownership equals 50% or less may be required to be consolidated in cases where such companies are effectively controlled by other companies through the interests held by a party who has a close relationship with the parent in accordance with Japanese accounting standards. All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated upon consolidation.

Investments in affiliates in which Epson has significant influence are accounted for using the equity method. Consolidated income includes Epson's current equity in net income or loss of affiliates after elimination of unrealized inter-company profits.

(2) Foreign currency translation and transactions -

Foreign currency transactions are translated using foreign exchange rates prevailing at the respective transaction dates. Receivables and payables in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates and the resulting transaction gains or losses are taken into income currently.

All the assets and liabilities of foreign subsidiaries and affiliates are translated at the foreign exchange rates prevailing at the respective balance sheet dates, and all the income and expense accounts are translated at the average foreign exchange rates for the respective periods. Foreign currency financial statement translation differences are recorded in the consolidated balance sheets as a separate component of shareholders' equity and minority interest in subsidiaries.

(3) Cash and cash equivalents -

Cash and cash equivalents included in the consolidated financial statements are composed of cash on hand, bank deposits that may be withdrawn on demand and highly liquid investments purchased with initial maturities of three months or less and which present low risk of fluctuation in value.

(4) Financial instruments –

(a) Investments in debt and equity securities:

Investments in debt and equity securities are classified into three categories: 1) trading securities, 2) held-to-maturity debt securities, and 3) other securities. These categories are treated differently for purposes of measuring and accounting for changes in fair value.

Trading securities held for the purpose of generating profits from changes in market value are recognized at their fair value in the consolidated balance sheets. Unrealized gains and losses are included in current income. Held-to-maturity debt securities are expected to be held to maturity and are recognized at amortized cost computed based on the straight-line method in the consolidated balance sheets. Other securities for which market quotations are available are recognized at fair value in the consolidated balance sheets. Unrealized gains and losses for these other securities are reported as a separate component of shareholders' equity, net of tax. Other securities for which market quotations are unavailable are stated at cost, primarily based on the moving average cost method. Other than temporary declines in the value of other securities

are reflected in current income.

(b) Derivative financial instruments:

Derivative instruments (i.e., forward exchange contracts, interest rate swaps and currency options) are recognized as either assets or liabilities at their respective fair values at the date of contract, and gains and losses arising from changes in fair value are recognized in earnings in the corresponding period. If certain hedging criteria are met, such gains and losses are deferred and accounted for as assets or liabilities.

For interest rate swaps, if certain hedging criteria are met, interest rate swaps are not recognized at their fair values as an alternative method under Japanese accounting standards. The amounts received or paid for such interest rate swap arrangements are charged or credited to income as incurred.

(c) Allowance for doubtful accounts:

Allowance for doubtful accounts is calculated based on the aggregate amount of estimated credit losses for doubtful receivables plus an amount for receivables other than doubtful receivables calculated using historical write-off experience from certain prior periods.

(5) Inventories -

Inventories are stated at the lower of cost or market value, where cost is primarily determined using the weighted average cost method.

(6) Property, plant and equipment -

Property, plant and equipment, including significant renewals and improvements, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, are charged to income as incurred. Depreciation of property, plant and equipment is mainly computed based on the declining-balance method for the Company and its Japanese subsidiaries and on the straight-line method for foreign subsidiaries at rates based on the estimated useful lives. For buildings acquired by the Company and its Japanese subsidiaries on or after April 1, 1998, depreciation is computed based on the straight-line method, which is prescribed by Japanese income tax laws.

The estimated useful lives of depreciable assets principally range from eight to fifty years for buildings and structures and principally range from two to eleven years for machinery and equipment.

(7) Intangible assets -

Amortization of intangible assets is computed using the straight-line method. Amortization of software

for internal use is computed using the straight-line method over its estimated useful life, ranging from three to five years.

(8) Accrued bonuses -

Accrued bonuses to employees are provided for the estimated amounts which Epson is obligated to pay to employees after the applicable period-end, based on services provided during the current period.

(9) Accrued warranty costs -

Epson provides an accrual for estimated future warranty costs based on the historical relationship of warranty costs to net sales. Specific warranty provisions are made for those products where warranty expenses can be specifically estimated.

(10) Income taxes -

The provision for income taxes is computed based on income before income taxes and minority interest in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

The Company adopts the consolidated tax return system for the calculation of income taxes. Under the consolidated tax return system, the Company consolidates all wholly owned domestic subsidiaries based on the Japanese tax regulations.

(11) Pension and severance costs -

The Company and some of its Japanese subsidiaries recognize accrued pension and severance costs to employees based on the actuarial valuation of projected benefit obligation and plan assets at fair value. Other Japanese subsidiaries above recognize accrued pension and severance costs to employees based on the voluntary retirement benefit payable at the period end.

Pension benefits are determined based on years of service, basic rates of pay and conditions under which the termination occurs, and are payable at the option of the retiring employee either in a lump-sum amount or as an annuity. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

Unrecognized prior service costs are amortized based on the straight-line method over a period of five years beginning at the date of adoption of the plan amendment. Actuarial gains and losses are amortized based on the straight-line method over a period of five years starting from the beginning of the subsequent year.

Most of the Company's foreign subsidiaries have various retirement plans, which are primarily defined contribution plans, covering substantially all of their employees. Epson's funding policy for these defined contribution plans is to contribute annually an amount equal to a certain percentage of the participants' annual salaries.

With respect to the Company's directors and statutory auditors, who are not covered by the benefit plans for employees described above, provision is made for retirement benefits based on internal rules regarding directors' and statutory auditors' retirement benefits. In accordance with the Commercial Code of Japan, payments of retirement benefits for directors and statutory auditors are subject to approval by a resolution at the Company's shareholders' meeting.

(12) Accrued recycle costs -

At the time of sale, accrued recycle costs are provided for estimated future returns of consumer personal computers.

(13) Revenue recognition -

Revenue from sale of goods is recognized at the time when goods are shipped. Revenue from services is recognized when services are rendered and accepted by customers.

(14) Research and development costs -

Research and development costs are expensed as incurred.

(15) Leases -

Epson leases certain office space, machinery and equipment and computer equipment from third parties.

Under Japanese accounting standards, capital leases, other than those under which ownership of the assets will be transferred to the lessee at the end of the lease term, are allowed to be accounted for as operating leases with footnote disclosure of the estimated acquisition cost, estimated accumulated depreciation and future estimated lease payments.

Epson has recorded substantially all leases as operating leases in the manner described in the preceding paragraph.

(16) Net income per share -

Net income per share is computed based on the weighted average number of common shares outstanding

during each applicable period.

(17) Appropriations of retained earnings -

Appropriations of retained earnings reflected in the accompanying consolidated financial statements have been recorded after approval by the shareholders as required under the Commercial Code of Japan. In addition to year-end dividends, the board of directors may declare interim cash dividends by resolution to the shareholders of record as of September 30 of each year.

(18) Reclassifications -

Certain prior period amounts have been reclassified to conform to the presentations for the three months and nine months ended December 31, 2005.

3. U.S. dollar amounts:

U.S. dollar amounts presented in the accompanying consolidated financial statements and in these notes are included solely for the convenience of readers and are not audited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. As the amounts shown in U.S. dollars are for convenience only, a rate of ¥118.07 = U.S.$1, the rate of exchange prevailing at December 31, 2005, has been used.

4. Notes receivable and notes payable maturing at period-end:

Notes receivable and notes payable are settled on the date of clearance. As December 31, 2005 was a bank holiday, notes receivable and notes payable maturing on that date could not be settled were included in the ending balance of notes and accounts receivable, trade and notes and accounts payable, trade as follows:

	Millions of yen	Thousands of U.S. dollars
Notes receivable	¥259	$2,194
Notes payable	3,371	28,551

5. Investments in debt and equity securities:

The aggregate cost and market value (carrying value) of other securities with market values, which were included in investment securities account at December 31, 2005 was as follows:

	Millions of yen			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	¥10,889	¥15,967	(¥17)	¥26,839
Debt securities	53	1	(-)	54
Other	185	-	(-)	185
Total	¥11,127	¥15,968	(¥17)	¥27,078

	Thousands of U.S. dollars			
		Gross unrealized		
	Cost	Gains	Losses	Market value (carrying value)
Equity securities	$92,225	$135,233	($144)	$227,314
Debt securities	449	9	(-)	458
Other	1,567	-	(-)	1,567
Total	$94,241	$135,242	($144)	$229,339

The carrying amount of unlisted equity securities and unlisted other securities, which were included in investment securities account at December 31, 2005 was as follows:

Unlisted securities	Millions of yen	Thousands of U.S. dollars
Equity securities	¥19,460	$164,818
Other	141	1,194
Total	¥19,601	$166,012

The carrying amount of held-to-maturity debt securities, which were included in cash and cash equivalents account and short-term investments account at December 31, 2005 was disclosed as follows:

	Millions of yen	Thousands of U.S. dollars
Commercial paper	¥5,999	$50,809
Unlisted debt securities	1,999	16,931
Total	¥7,998	$67,740

For the nine months ended December 31, 2005, other-than-temporary impairments of securities with an aggregate market value of ¥3 million ($25 thousand) were charged to current income. Impairments are principally recorded in cases where the fair value of other securities with determinable market values has declined in excess of 30% of cost. Those securities are written down to the fair value and the resulting

losses are included in current income for the period.

6. Derivative financial instruments:

Epson enters into forward exchange contracts, currency options and interest rate swaps. Forward exchange contracts and currency options are utilized to hedge currency risk exposures. Interest rate swaps are utilized to hedge against possible future changes in interest rates on borrowings. Epson uses derivative instruments only for hedging purposes and not for purposes of trading or speculation.

The table below lists contract amounts and fair values of derivatives as at December 31, 2005 by transactions and type of instrument, excluding derivatives eligible for hedge accounting.

	Millions of yen		
Instruments	Contract amounts	Fair values	Unrealized gains (losses)
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	¥7,678	¥7,777	(¥99)
Euro (purchased Japanese yen)	16,650	17,144	(494)
Sterling pound (purchased Japanese yen)	1,471	1,460	11
Australian dollar (purchased Japanese yen)	1,156	1,156	(0)
Thai baht (purchased U.S. dollar)	224	225	(1)
Philippine peso (purchased U.S. dollar)	142	144	(2)
Japanese yen (purchased Euro)	967	965	2
Polish zloty (purchased Euro)	146	145	1
U.S. dollar (purchased Sterling pound)	533	533	0
Purchased -			
U.S. dollar (sold Japanese yen)	5,945	5,828	(117)
Euro (sold Japanese yen)	16	16	(0)
Indonesia rupiah (sold U.S. dollar)	797	817	20
U.S. dollar (sold Korean won)	976	952	(24)
U.S. dollar (sold Taiwan dollar)	240	235	(5)
Total unrealized losses from forward exchange contracts			(¥708)

There were no interest rate swap transactions outstanding at December 31, 2005 other than derivatives eligible for hedge accounting.

Instruments	Contract amounts	Fair values	Unrealized gains (losses)
	Thousands of U.S. dollars		
Forward exchange contracts:			
Sold -			
U.S. dollar (purchased Japanese yen)	$65,029	$65,867	($838)
Euro (purchased Japanese yen)	141,018	145,202	(4,184)
Sterling pound (purchased Japanese yen)	12,459	12,366	93
Australian dollar (purchased Japanese yen)	9,791	9,791	(0)
Thai baht (purchased U.S. dollar)	1,897	1,905	(8)
Philippine peso (purchased U.S. dollar)	1,203	1,220	(17)
Japanese yen (purchased Euro)	8,190	8,173	17
Polish zloty (purchased Euro)	1,236	1,228	8
U.S. dollar (purchased Sterling pound)	4,514	4514	0
Purchased -			
U.S. dollar (sold Japanese yen)	50,352	49,361	(991)
Euro (sold Japanese yen)	136	136	(0)
Indonesia rupiah (sold U.S. dollar)	6,750	6,919	169
U.S. dollar (sold Korean won)	8,266	8,063	(203)
U.S. dollar (sold Taiwan dollar)	2,032	1,990	(42)
Total unrealized losses from forward exchange contracts			($5,996)

There were no interest rate swap transactions outstanding at December 31, 2005 other than derivatives eligible for hedge accounting.

These forward exchange contracts were entered into for hedging purposes. Unrealized gains and losses from these contracts are recognized in earnings. Forward exchange contracts assigned individually to monetary items denominated in foreign currencies are excluded from the above table.

7. Credit agreements:

In the nine months ended December 31, 2005, the Company entered into line of credit agreements with twelve banks for an aggregate maximum amount of ¥80,000 million ($677,564 thousand). As at December 31, 2005, there were unused credit lines of ¥80,000 million ($677,564 thousand) outstanding and available.

8. Net income per share:

Calculation of net income per share for the nine months ended December 31, 2005 was as follows:

	Millions of yen	Thousands of U.S. dollars
Net income attributable to common shares	¥7,931	$67,172
Weighted average number of common shares outstanding:		
-Basic	196,363,724	
	Yen	U.S. dollars
Net income per share:		
-Basic	¥40.39	$0.34

The potential common shares upon conversion of convertible bond with anti-dilutive effect was excluded from the computation of net income per share for the nine months ended December 31, 2005.

9. Reorganization costs:

Reorganization costs are associated with a reorganization of production sites accompanying a restructuring of the semiconductor business.

The business strategy was reworked in conjunction with the reorganization. As a result, an impairment loss of ¥7,102 million ($60,151 thousand) on investment in semiconductor technology (long-term prepaid expenses) that has no future projected use was recognized and was included in reorganization costs.

10. Cash flow information:

Cash and cash equivalents at December 31, 2005 was composed of the following:

	Millions of yen	Thousands of U.S. dollars
Cash and deposits	¥328,817	$2,784,933
Short-term investments	7,998	67,740
Sub-total	336,815	2,852,673
Less:		
Short-term borrowings (overdrafts)	(685)	(5,802)
Time deposits due over three months	(1,410)	(11,942)
Short-term investments due over three months	(1,999)	(16,931)
Cash and cash equivalents	¥332,721	$2,817,998

11. Leases:

As described in Note 2 (15), Epson, as a lessee, charges periodic capital lease payments to expense when paid. Such payments for the nine months ended December 31, 2005 amounted to ¥13,297 million ($112,620 thousand).

If capital leases that do not transfer the ownership of the assets to the lessee at the end of the lease term were capitalized, the capital lease assets at December 31, 2005 would have been as follows:

	Millions of yen	Thousands of U.S. dollars
Acquisition cost:		
Machinery and equipment	¥78,679	$666,376
Furniture and fixtures	3,766	31,896
Intangible assets	747	6,327
	83,192	704,599
Less:		
Accumulated depreciation	(47,428)	(401,694)
Accumulated impairment loss	(568)	(4,811)
	(47,996)	(406,505)
Net book value	¥35,196	$298,094

Depreciation expenses for these leased assets for the nine months ended December 31, 2005 would have been ¥12,040 million ($101,973 thousand), if they were computed in accordance with the straight-line method over the periods of these capital leases, assuming no residual value.

Interest expense for these capital leases for the nine months ended December 31, 2005 would have been ¥1,156 million ($9,791 thousand).

Future lease payments for capital leases at December 31, 2005 was as follows:

Future lease payments	Millions of yen	Thousands of U.S. dollars
Due within one year	¥15,822	$134,005
Due after one year	21,543	182,460
Total	¥37,365	$316,465

Amounts appearing in the table above include amounts to be paid on capital leases which have accrued impairment losses amounting to ¥341 million ($2,888 thousand) as of December 31, 2005. Lease payments for impaired capital lease assets in the nine months ended December 31, 2005 were ¥400 million ($3,388 thousand).

Future lease payments for non-cancelable operating leases as a lessee at December 31, 2005 was as follows:

Future lease payments	Millions of yen	Thousands of U.S. dollars
Due within one year	¥4,079	$34,547
Due after one year	10,302	87,254
Total	¥14,381	$121,801

In addition, future lease receipts for non-cancelable operating leases as a lessor at December 31, 2005 was as follows:

Future lease receipts	Millions of yen	Thousands of U.S. dollars
Due within one year	¥327	$2,769
Due after one year	1,571	13,306
Total	¥1,898	$16,075

12. Commitments and contingent liabilities:

Contingent liabilities for guarantee of employees' housing loans from banks at December 31, 2005 was ¥3,067 million ($25,976 thousand).

13. Segment information:

(1) Business segment information -

Epson is primarily engaged in the development, manufacture and sale of computer printers, liquid crystal displays ("LCDs"), semiconductor products and other products.

Epson operates manufacturing facilities in Japan, Asia, the Americas and Europe, and markets its products internationally through a global network of local sales subsidiaries.

Epson is engaged principally in the following three business segments categorized based on the nature of products, markets and marketing methods.

Information-related equipment segment, including color inkjet printers, laser printers, dot matrix printers, large format inkjet printers, and related supplies, color image scanners, 3LCD projectors, HDTV LCD projection televisions, LCD monitors, label writers, mini-printers, printers for use in POS systems and personal computers.

Electronic devices segment, including small- and medium-sized LCDs, HTPS-TFT panels for 3LCD projectors, CMOS LSI, crystal units and crystal oscillators.

Precision products segment, including watches, watch movements, plastic corrective lenses, precision industrial robots and IC handlers.

Operations not categorized in any of the above segments, such as services offered within Epson and new businesses still in the start-up phase, are categorized within "Other".

The table below summarizes the business segment information of Epson for the nine months ended December 31, 2004 and 2005 and for the year ended March 31, 2005:

Nine months ended December 31:

	Millions of yen			Thousands of U.S. dollars
	Nine months ended December 31		Year ended March 31,	Nine months ended December 31,
	2004	**2005**	2005	**2005**
Information-related equipment:				
Net sales:				
Customers	¥711,567	**¥735,977**	¥942,401	**$6,233,395**
Inter-segment	2,412	**1,829**	3,628	**15,491**
Total	713,979	**737,806**	946,029	**6,248,886**
Operating expenses	662,522	**707,582**	884,474	**5,992,902**
Operating income	¥51,457	**¥30,224**	¥61,555	**$255,984**
Electronic devices:				
Net sales:				
Customers	¥336,627	**¥373,582**	¥454,616	**$3,164,072**
Inter-segment	22,058	**31,435**	27,995	**266,241**
Total	358,685	**405,017**	482,611	**3,430,313**
Operating expenses	307,965	**404,895**	444,058	**3,429,280**
Operating income	¥50,720	**¥122**	¥38,553	**$1,033**
Precision products:				
Net sales:				
Customers	¥60,846	**¥62,418**	¥76,827	**$528,653**
Inter-segment	3,462	**3,540**	4,316	**29,982**
Total	64,308	**65,958**	81,143	**558,635**
Operating expenses	61,222	**63,561**	78,707	**538,333**
Operating income	¥3,086	**¥2,397**	¥2,436	**$20,302**
Other:				
Net sales:				
Customers	¥4,108	**¥3,387**	¥5,906	**$28,686**
Inter-segment	21,384	**20,454**	28,604	**173,236**
Total	25,492	**23,841**	34,510	**201,922**
Operating expenses	34,380	**34,181**	47,514	**289,497**
Operating loss	(¥8,888)	**(¥10,340)**	(¥13,004)	**($87,575)**
Eliminations and corporate:				
Net sales	(¥49,316)	**(¥57,258)**	(¥64,543)	**($484,950)**
Operating expenses	(49,784)	**(57,981)**	(65,970)	**(491,073)**
Operating income	¥468	**¥723**	¥1,427	**$6,123**
Consolidated:				
Net sales	¥1,113,148	**¥1,175,364**	¥1,479,750	**$9,954,806**
Operating expenses	1,016,305	**1,152,238**	1,388,783	**9,758,939**
Operating income	¥96,843	**¥23,126**	¥90,967	**$195,867**

The table below summarizes the business segment information of Epson for the three months ended December 31, 2004 and 2005:

Three months ended December 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended December 31		Three months ended December 31,
	2004	**2005**	**2005**
Information-related equipment:			
Net sales:			
Customers	¥278,587	**¥296,506**	**$2,511,273**
Inter-segment	838	**546**	**4,624**
Total	279,425	**297,052**	**2,515,897**
Operating expenses	258,939	**281,922**	**2,387,753**
Operating income	¥20,486	**¥15,130**	**$128,144**
Electronic devices:			
Net sales:			
Customers	¥130,430	**¥135,716**	**$1,149,454**
Inter-segment	7,527	**11,304**	**95,740**
Total	137,957	**147,020**	**1,245,194**
Operating expenses	124,412	**143,803**	**1,217,947**
Operating income	¥13,545	**¥3,217**	**$27,247**
Precision products:			
Net sales:			
Customers	¥19,341	**¥21,894**	**$185,432**
Inter-segment	1,154	**1,105**	**9,359**
Total	20,495	**22,999**	**194,791**
Operating expenses	20,161	**21,629**	**183,188**
Operating income	¥334	**¥1,370**	**$11,603**
Other:			
Net sales:			
Customers	¥1,316	**¥1,004**	**$8,503**
Inter-segment	6,241	**6,602**	**55,916**
Total	7,557	**7,606**	**64,419**
Operating expenses	11,317	**10,645**	**90,158**
Operating loss	(¥3,760)	**(¥3,039)**	**($25,739)**
Eliminations and corporate:			
Net sales	(¥15,760)	**(¥19,557)**	**($165,639)**
Operating expenses	(16,132)	**(20,001)**	**(169,400)**
Operating income	¥372	**¥444**	**$3,761**
Consolidated:			
Net sales	¥429,674	**¥455,120**	**$3,854,662**
Operating expenses	398,697	**437,998**	**3,709,646**
Operating income	¥30,977	**¥17,122**	**$145,016**

(2) Geographic segment information -

Net sales are attributed to geographic segments based on the country location of the Company or the subsidiary that transacted the sale with the external customer. Principal countries and jurisdictions in each geographic segment are as follows:

"The Americas" mainly includes the United States, Canada, Brazil, Chile, Argentina, Costa Rica, Colombia, Venezuela, Mexico and Peru.

"Europe" mainly includes the United Kingdom, the Netherlands, Germany, France, Italy, Spain, Portugal and Russia.

"Asia/Oceania" mainly includes China (including Hong Kong), Singapore, Malaysia, Taiwan, Thailand, the Philippines, Australia, New Zealand, Indonesia, Korea and India.

The table below summarizes the geographic segment information of Epson for the nine months ended December 31, 2004 and 2005 and for the year ended March 31, 2005:

Nine months ended December 31:

	Millions of yen			Thousands of U.S. dollars
	Nine months ended December 31		Year ended March 31,	Nine months ended December 31,
	2004	**2005**	2005	**2005**
Japan:				
Net sales:				
Customers	¥512,393	**¥574,443**	¥694,344	**$4,865,275**
Inter-segment	433,137	**443,635**	540,694	**3,757,390**
Total	945,530	**1,018,078**	1,235,038	**8,622,665**
Operating expenses	884,336	**1,023,598**	1,192,107	**8,669,417**
Operating income (loss)	¥61,194	**(¥5,520)**	¥42,931	**($46,752)**
The Americas:				
Net sales:				
Customers	¥185,774	**¥197,189**	¥242,898	**$1,670,102**
Inter-segment	34,915	**36,696**	41,618	**310,799**
Total	220,689	**233,885**	284,516	**1,980,901**
Operating expenses	208,951	**224,105**	271,363	**1,898,069**
Operating income	¥11,738	**¥9,780**	¥13,153	**$82,832**
Europe:				
Net sales:				
Customers	¥246,994	**¥231,186**	¥325,998	**$1,958,042**
Inter-segment	2,031	**2,032**	2,525	**17,210**
Total	249,025	**233,218**	328,523	**1,975,252**
Operating expenses	241,671	**229,260**	317,000	**1,941,730**
Operating income	¥7,354	**¥3,958**	¥11,523	**$33,522**
Asia/Oceania:				
Net sales:				
Customers	¥167,987	**¥172,546**	¥216,510	**$1,461,387**
Inter-segment	381,015	**487,472**	481,541	**4,128,669**
Total	549,002	**660,018**	698,051	**5,590,056**
Operating expenses	527,870	**634,000**	677,897	**5,369,695**
Operating income	¥21,132	**¥26,018**	¥20,154	**$220,361**
Eliminations and corporate:				
Net sales	(¥851,098)	**(¥969,835)**	(¥1,066,378)	**($8,214,068)**
Operating expenses	(846,523)	**(958,725)**	(1,069,584)	**(8,119,972)**
Operating income (loss)	(¥4,575)	**(¥11,110)**	¥3,206	**($94,096)**
Consolidated:				
Net sales	¥1,113,148	**¥1,175,364**	¥1,479,750	**$9,954,806**
Operating expenses	1,016,305	**1,152,238**	1,388,783	**9,758,939**
Operating income	¥96,843	**¥23,126**	¥90,967	**$195,867**

The table below summarizes the geographic segment information of Epson for the three months ended December 31, 2004 and 2005:

Three months ended December 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended December 31		Three months ended December 31,
	2004	**2005**	**2005**
Japan:			
Net sales:			
Customers	¥214,078	**¥217,101**	**$1,838,748**
Inter-segment	136,887	**160,513**	**1,359,473**
Total	350,965	**377,614**	**3,198,221**
Operating expenses	332,784	**372,986**	**3,159,024**
Operating income	¥18,181	**¥4,628**	**$39,197**
The Americas:			
Net sales:			
Customers	¥66,762	**¥80,429**	**$681,197**
Inter-segment	12,531	**13,130**	**111,206**
Total	79,293	**93,559**	**792,403**
Operating expenses	76,130	**92,013**	**779,309**
Operating income	¥3,163	**¥1,546**	**$13,094**
Europe:			
Net sales:			
Customers	¥93,923	**¥95,378**	**$807,809**
Inter-segment	899	**752**	**6,369**
Total	94,822	**96,130**	**814,178**
Operating expenses	92,792	**92,831**	**786,237**
Operating income	¥2,030	**¥3,299**	**$27,941**
Asia/Oceania:			
Net sales:			
Customers	¥54,911	**¥62,212**	**$526,908**
Inter-segment	128,518	**189,960**	**1,608,876**
Total	183,429	**252,172**	**2,135,784**
Operating expenses	177,331	**243,092**	**2,058,880**
Operating income	¥6,098	**¥9,080**	**$76,904**
Eliminations and corporate:			
Net sales	(¥278,835)	**(¥364,355)**	**($3,085,924)**
Operating expenses	(280,340)	**(362,924)**	**(3,073,804)**
Operating income (loss)	¥1,505	**(¥1,431)**	**($12,120)**
Consolidated:			
Net sales	¥429,674	**¥455,120**	**$3,854,662**
Operating expenses	398,697	**437,998**	**3,709,646**
Operating income	¥30,977	**¥17,122**	**$145,016**

(3) Sales to overseas customers -

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the nine months ended December 31, 2004 and 2005 and for the year ended March 31, 2005:

Nine months ended December 31:

	Millions of yen			Thousands of U.S. dollars
	Nine months ended December 31		Year ended March 31,	Nine months ended December 31,
	2004	**2005**	2005	**2005**
Overseas sales:				
The Americas	¥206,672	**¥214,145**	¥266,649	**$1,813,712**
Europe	290,122	**267,091**	386,091	**2,262,141**
Asia/Oceania	226,988	**325,970**	292,276	**2,760,820**
Total	723,782	**807,206**	945,016	**6,836,673**
Consolidated net sales	¥1,113,148	**¥1,175,364**	¥1,479,750	**$9,954,806**
Percentage:				
The Americas	18.6%	**18.2%**	18.0%	
Europe	26.0	**22.7**	26.1	
Asia/Oceania	20.4	**27.8**	19.8	
Total	65.0%	**68.7%**	63.9%	

The table below shows sales to overseas customers by geographic region, and as a percentage of consolidated net sales, for the three months ended December 31, 2004 and 2005:

Three months ended December 31:

	Millions of yen		Thousands of U.S. dollars
	Three months ended December 31		Three months ended December 31,
	2004	**2005**	**2005**
Overseas sales:			
The Americas	¥83,723	**¥84,561**	**$716,194**
Europe	110,343	**106,994**	**906,191**
Asia/Oceania	73,791	**116,387**	**985,746**
Total	267,857	**307,942**	**2,608,131**
Consolidated net sales	¥429,674	**¥455,120**	**$3,854,662**
Percentage:			
The Americas	19.5%	**18.6%**	
Europe	25.7	**23.5**	
Asia/Oceania	17.1	**25.6**	
Total	62.3%	**67.7%**	

January 27, 2006

Supplementary Information
Consolidated Nine months ended December 31, 2005

Supplementary Information

Consolidated Nine months ended December 31, 2005

Cautionary Statement

This report includes forward-looking statements that are based on management's view from the information available at the time of the announcement. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Epson include, but are not limited to, general economic conditions, the ability of Epson to continue to timely introduce new products and services in markets, consumption trend, competition, technology trend, exchange rate fluctuations.

1. Sales by division

(Unit: billion yen)

	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase %	Forecast for the year ended March 31, 2006	Increase compared to year ended March 31, 2005 %
Information-related equipment	714.0	737.8	3.3%	986.0	4.2%
Imaging & information	625.3	638.1	2.0%	851.0	3.7%
Visual instruments	63.8	77.2	21.1%	103.0	13.6%
Other	35.1	27.3	(22.3%)	38.0	(21.7%)
Intra-segment sales	(10.2)	(4.8)	- %	(6.0)	- %
Electronic devices	358.7	405.0	12.9%	522.0	8.2%
Display	225.2	289.9	28.8%	365.0	15.2%
Semiconductor	114.7	78.8	(31.2%)	102.0	(26.9%)
Quartz device	38.0	48.1	26.4%	70.0	40.5%
Other	1.6	2.4	44.6%	3.0	42.9%
Intra-segment sales	(20.8)	(14.2)	- %	(18.0)	- %
Precision products	64.3	66.0	2.6%	85.0	4.8%
Other	25.5	23.8	(6.5%)	36.0	4.3%
Inter-segment sales	(49.4)	(57.2)	- %	(76.0)	- %
Consolidated sales	1,113.1	1,175.4	5.6%	1,553.0	5.0%

2. Business segment information

(Unit: billion yen)

	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase %	Forecast for the year ended March 31, 2006	Increase compared to year ended March 31, 2005 %
Information-related equipment					
Net sales:					
Customers	711.6	736.0	3.4%	984.0	4.4%
Inter-segment	2.4	1.8	(24.2%)	2.0	(44.9%)
Total	714.0	737.8	3.3%	986.0	4.2%
Operating expenses	662.5	707.6	6.8%	942.0	6.5%
Operating income	51.5	30.2	(41.3%)	44.0	(28.5%)
Electronic devices					
Net sales:					
Customers	336.6	373.6	11.0%	484.0	6.5%
Inter-segment	22.1	31.4	42.5%	38.0	35.7%
Total	358.7	405.0	12.9%	522.0	8.2%
Operating expenses	308.0	404.9	31.5%	532.0	19.8%
Operating income (loss)	50.7	0.1	(99.8%)	(10.0)	- %
Precision products					
Net sales:					
Customers	60.8	62.4	2.6%	80.0	4.1%
Inter-segment	3.5	3.6	2.2%	5.0	15.8%
Total	64.3	66.0	2.6%	85.0	4.8%
Operating expenses	61.2	63.6	3.8%	82.0	4.2%
Operating income	3.1	2.4	(22.3%)	3.0	23.1%
Other					
Net sales:					
Customers	4.1	3.4	(17.5%)	5.0	(15.3%)
Inter-segment	21.4	20.4	(4.3%)	31.0	8.4%
Total	25.5	23.8	(6.5%)	36.0	4.3%
Operating expenses	34.4	34.1	(0.6%)	49.0	3.1%
Operating loss	(8.9)	(10.3)	- %	(13.0)	- %
Elimination and corporate					
Net sales	(49.4)	(57.2)	- %	(76.0)	- %
Operating expenses	(49.8)	(57.9)	- %	(76.0)	- %
Operating income	0.4	0.7	55.1%	-	- %
Consolidated					
Net sales	1,113.1	1,175.4	5.6%	1,553.0	5.0%
Operating expenses	1,016.3	1,152.3	13.4%	1,529.0	10.1%
Operating income	96.8	23.1	(76.1%)	24.0	(73.6%)

3. Capital expenditure / Depreciation and amortization

(Unit: billion yen)

	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase %	Forecast for the year ended March 31, 2006	Increase compared to year ended March 31, 2005 %
Capital expenditure	112.6	81.0	(28.1%)	128.4	(15.1%)
Information-related equipment	21.4	17.6	(17.7%)	32.7	12.3%
Electronic devices	80.3	45.3	(43.6%)	61.5	(38.1%)
Precision products	3.2	2.8	(12.6%)	5.7	11.4%
Other	7.7	15.3	98.3%	28.5	60.8%
Depreciation and amortization	75.7	80.5	6.4%	108.4	4.0%

4. Research and development

(Unit: billion yen)

	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase %	Forecast for the year ended March 31, 2006	Increase compared to year ended March 31, 2005 %
Research and Development	63.9	67.6	5.7%	91.3	2.5%
R&D / sales ratio	5.7%	5.8%		5.9%	

5. Management indices

(Unit: %)

	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase Point	Forecast for the year ended March 31, 2006	Increase compared to year ended March 31, 2005 Point
Return on equity (ROE)	13.5%	1.6%	(11.9%)	(3.0%)	(15.6%)
Return on assets (ROA)	6.8%	1.4%	(5.4%)	(0.8%)	(6.7%)
Return on sales (ROS)	7.7%	1.7%	(6.0%)	(0.7%)	(5.7%)

Note 1. ROE=Net income / Beginning and ending balance average shareholders' equity
2. ROA=Income before income taxes and minority interest / Beginning and ending balance average total assets
3. ROS=Income before income taxes and minority interest / Net sales

6. Foreign exchange fluctuation effect on net sales

(Unit: billion yen)

	Nine months ended December 31, 2004	Nine months ended December 31, 2005	Increase
Foreign exchange effect	(14.3)	19.4	33.7
U.S. dollars	(11.8)	6.7	18.5
Euro	4.6	3.9	(0.7)
Other	(7.1)	8.8	15.9
Exchange rate			
Yen / U.S. dollars	108.56	112.10	
Yen / Euro	134.60	136.91	

Note: Foreign exchange effect=(Foreign currency sales for the period) x (Average rate for the period – Average rate for the same prior period)

7. Inventory

(Unit: billion yen)

	December 31, 2004	March 31, 2005	December 31, 2005	Increase compared to March 31, 2005
Inventory	202.6	176.7	221.7	45.0
Information-related equipment	119.8	107.4	135.2	27.8
Electronic devices	67.9	54.4	68.4	14.0
Precision products	13.6	13.4	16.2	2.8
Other / Corporate	1.3	1.5	1.9	0.4
				(Unit: days)
Turnover by days	50	44	52	8
Information-related equipment	46	41	50	9
Electronic devices	52	41	46	5
Precision products	58	60	68	8
Other / Corporate	14	16	21	5

Note: Turnover by days=Ending balance of inventory / Sales per day

8. Employees

(Unit: person)

	December 31, 2004	March 31, 2005	December 31, 2005	Increase compared to March 31, 2005
Number of employees at period end	86,415	85,647	96,987	11,340
Domestic	22,893	22,842	23,956	1,114
Overseas	63,522	62,805	73,031	10,226

Section B item 3

January 27, 2006 Fiscal 2005 (Ending March 31, 2006)
3Q Financial Results and Reform Plan for Improving Earnings Potential

Fiscal 2005 (Ending March 31, 2006) 3Q Financial Results and Reform Plan for Improving Earnings Potential

January 27, 2006

SEIKO EPSON CORPORATION

Disclaimer

When reviewing this information, please note that the information was created as of the date of the information, should be considered in the context of the circumstances prevailing at that time and is only correct as of that date. The information contains certain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, the competitive environment, market trends, general economic conditions, exchange rate fluctuations and our ability to continue to introduce new products and services on a timely basis.

This report is a simple translation of the Japanese version of the explanatory presentation. No reclassification or rearrangement has been made.

Numerical values

All numbers are rounded to the nearest unit.

All percentages are rounded off to one decimal place.

1. FY2005 3Q Financial Results and Revised Business Outlook

2. Reform Plan for Improving Earnings Potential

EPSON
EXCEED YOUR VISION

1. FY2005 3Q Financial Results and Revised Business Outlook

(1) 3Q Financial Results

(2) FY200[illegible] Outlook

Financial Highlights (3Q) ▶Vs. the year-ago period


EPSON
EXCEED YOUR VISION

(Billions of yen)		FY2004		FY2005		Change	
		3Q Actual	%	3Q Actual	%	Amount	%
Net sales		429.6	-	455.1	-	+25.4	+5.9%
Operating income		30.9	7.2%	17.1	3.8%	-13.8	-44.7%
Ordinary income		27.9	6.5%	17.9	3.9%	-9.9	-35.8%
Net income before income taxes		26.1	6.1%	12.2	2.7%	-13.9	-53.3%
Quarterly net income		20.4	4.8%	9.0	2.0%	-11.3	-55.6%
Exchange rate	USD	¥105.95		¥117.35			
	EUR	¥137.16		¥139.44			

Extraordinary gains and losses	
	Total gains: ¥13.0 bil. (incl. ¥12.2 bil. gain on change in interest due to business combination with Toyocom)
	Total losses: ¥18.7 bil. (incl. ¥17.2 bil. in reorganization charges*) *Charge on semiconductor production site & line reorganization: ¥10.1 bil. Impairment loss on investment in semiconductor technology: ¥7.1 bil.

Quarterly Net Sales ▶By business segment

EPSON
EXCEED YOUR VISION


(Billions of yen)
500
450
400
350
300
250
200
150
100
50
0
-50
429.6
366.6
340.1
380.1
455.1
7.5
20.4
137.9
279.4
-15.7
9.0
16.8
123.9
232.0
-15.2
7.9
20.4
117.1
212.0
-17.3
8.3
22.5
140.8
228.7
-20.3
7.6
22.9
147.0
297.0
-19.5
2004/3Q
2004/4Q
2005/1Q
2005/2Q
2005/3Q
Other
Versus the year-ago period +0
Precision instruments
Versus the year-ago period +2.5
Electronic devices
Versus the year-ago period +9.0
Information-related equipment
Versus the year-ago period +17.6
Eliminations

Quarterly Net Sales Comparison
▶Information related equipment

EPSON EXCEED YOUR VISION



(Billions of yen)
300
280
260
240
220
200
180
160
140
120
100
80
60
40
20
0
-20
279.4
11.1
24.3
247.3
-3.4
2004/3Q
297.0
8.7
30.5
259.5
-1.8
2005/3Q
PC and other
Versus the year-ago period -2.4
Visual instruments
Versus the year-ago period +6.2
Imaging & info products
Versus the year-ago period +12.2
Eliminations

% sales	'04/3Q	'05/3Q
PRJ	71%	74%
PTV	3%	5%
Other	26%	21%

% sales	'04/3Q	'05/3Q
IJP	70%	69%
LP	12%	13%
BS	13%	14%
SCN, other	5%	5%

- PRJ: Up primarily on rise in business PRJ volume
- PTV: Up on higher volume in OEM optical engines

- IJP: Up on volume rise in MFPs and consumables, despite lower SFP volume
- LP: Up on higher volume in printers and consumables
- BS: Up on rise in TM and SIDM volume

IJP: Inkjet printer
SFP: Single-function printer
MFP: Multifunction printer (all-in-one)
LP: Laser printer
BS: Business systems
SIDM: Serial-impact dot matrix printer
TM: Terminal module
SCN: Scanner
PRJ: Projector
PTV: Projection TV

Quarterly Net Sales Comparison
▶Electronic devices

EPSON
EXCEED YOUR VISION



(Billions of yen)
160
140
120
100
80
60
40
20
0
-20
137.9
11.8
42.8
88.6
-5.4
2004/3Q
147.0
22.4
27.5
100.7
-3.7
2005/3Q

Quartz Devices
Versus the year-ago period +10.6

- Up on higher volume and business merger

Semiconductors
Versus the year-ago period -15.3

- LCD-Dr & MGE: Down on lower volume & lower ASPs

% sales	'04/3Q	'05/3Q
LCD-Dr.	35%	32%
S-LSI	35%	30%
Other	30%	39%

Displays
Versus the year-ago period +12.1

- C-STN: Down on lower volume & lower ASPs
- MD-TFD: Down on lower ASPs, despite higher volume
- a-TFT/LTPS: Up on higher volume
- HTPS: Down on lower volume

% sales	'04/3Q	'05/3Q
C-STN	22%	11%
MD-TFD	32%	25%
a-TFT	20%	37%
LTPS	9%	16%
HTPS	17%	11%

Eliminations

C-STN: Color STN
MD-TFD: Mobile digital thin-film diode
a-TFT: Amorphous silicon TFT
LTPS: Low-temperature polysilicon TFT
HTPS: High-temperature polysilicon TFT
LCD-Dr: LCD driver
S-LSI: System LSI

Quarterly Selling, General and Administrative Expenses

EPSON EXCEED YOUR VISION



(Billions of yen)
100
80
60
40
20
0
89.0
85.4
73.6
77.8
93.3
20.7%
23.3%
21.7%
20.5%
20.5%
(% sales)
46.4
11.7
9.9
20.8
47.5
8.9
8.6
20.1
41.5
5.9
6.0
20.0
44.7
5.7
7.1
20.1
48.8
13.3
10.3
20.9
2004/3Q
2004/4Q
2005/1Q
2005/2Q
2005/3Q
Other
Versus the year-ago period +2.3
Advertising
Versus the year-ago period +1.5
Sales promotion
Versus the year-ago period +0.3
Salaries and wages
Versus the year-ago period +0

Quarterly Operating Income
▶By business segment


EPSON
EXCEED YOUR VISION

(Billions of yen)
25
20
15
10
5
0
-5
-10
-15
30.9
-5.8
-5.0
11.0
17.1
20.4
13.5
0.3
-3.7
10.0
-12.1
-0.6
-4.1
4.2
-5.6
-0.1
-3.4
10.8
2.6
1.1
-3.8
15.1
3.2
1.3
-3.0
2004/3Q
2004/4Q
2005/1Q
2005/2Q
2005/3Q
Information-related equipment
Versus the year-ago period -5.3
Electronic devices
Versus the year-ago period -10.3
Precision instruments
Versus the year-ago period +1.0
Other
Versus the year-ago period +0.7

Operating Income Fluctuation Cause Analysis

EPSON
EXCEED YOUR VISION



(Billions of yen)
30.9
+1.1
Impact of exchange rate fluctuations
+11.8
Change in sales volume
Price fluctuations
-59.6
+32.6
Cost fluctuations
S.G.A. increase
-1.5
+1.9
Other
17.1
0
Operating income 2004/3Q
Income decreased by ¥13.8 billion
Operating income 2005/3Q

Statistics of Balance Sheet Items

EPSON
EXCEED YOUR VISION

Total Assets


2,000
1,500
1,000
500
0
(Billions of yen)
1,241.6
1,197.6
1,207.0
1,298.2
1,517.8
End of March 2002
End of March 2003
End of March 2004
End of March 2005
End of Dec. 2005

Inventories


200
100
0
(Billions of yen)
173.0
167.4
155.8
176.6
221.6
End of March 2002
End of March 2003
End of March 2004
End of March 2005
End of Dec. 2005

Statistics of Balance Sheet Items

EPSON
EXCEED YOUR VISION

Interest-bearing liabilities & ratio of interest-bearing liabilities



800
400
0
(Billions of yen)
48.6%
51.0%
37.9%
30.4%
33.8%
603.3
610.9
457.5
395.2
513.2
End of March 2002
End of March 2003
End of March 2004
End of March 2005
End of Dec. 2005

Shareholder's equity & equity ratio



600
400
200
0
(Billions of yen)
22.6%
23.5%
34.3%
36.4%
33.0%
280.3
281.3
414.3
472.8
500.2
End of March 2002
End of March 2003
End of March 2004
End of March 2005
End of Dec. 2005

(1) 3Q Financial Results

(2) FY2005 Business Outlook

FY2005 Business Outlook

EPSON
EXCEED YOUR VISION

(Billions of yen)	FY2004		FY2005				Change (amount, %)	
	Actual	%	10/26 outlook	%	Current outlook	%	YoY	Vs. 10/26 outlook
Net sales	1479.7	-	1,618.0	-	1,553.0	-	73.2 5.0%	-65.0 -4.0%
Operating income	90.9	6.1%	44.0	2.7%	24.0	1.5%	-66.9 -73.6%	-20.0 -45.5%
Ordinary income	85.3	5.8%	45.0	2.8%	26.0	1.7%	-59.3 -69.5%	-19.0 -42.2%
Net income before income taxes	73.6	5.0%	38.0	2.3%	-11.0	-0.7%	-84.6 -114.9%	-49.0 -128.9%
Net income	55.6	3.8%	22.0	1.4%	-14.0	-0.9%	-69.6 -125.1%	-36.0 -163.6%
EPS	¥283.60		¥112.04		¥-71.30			
Exchange rate USD	¥107.55		¥109.00		¥112.00			
Exchange rate EUR	¥135.19		¥134.00		¥136.00			

FY2005 Business Outlook

EPSON
EXCEED YOUR VISION

▶ Extraordinary gains & losses

(Billions of yen)

Extraordinary gains (major items)		3Q actual	4Q outlook	2H total
	Gain on change in interest due to business combination with Toyocom	12.2	-	12.2
	Other extraordinary gains	0.7	0.5	1.2
		13.0	0.5	13.5

Extraordinary losses (major items)		3Q actual	4Q outlook	2H total
Restruct. charges	Electronic device fixed cost restructuring	10.1	21.5	31.7
Restruct. charges	Impairment loss on investment in semiconductor technology	7.1	-	7.1
Others	Lawsuit-related expenses	-	7.2	7.2
Others	Other loss on sale/disposal of property	0.5	0.8	1.3
Others	Other extraordinary losses	0.9	1.5	2.4
		18.7	31.1	49.8

Potential expenses related to fixed-cost restructuring in the electronic device business are under examination in conjunction with the mid-range business plan (to be announced 3/16)

FY2005 Business Outlook
▶ Net sales (by business segment)



EPSON
EXCEED YOUR VISION
Full-Year Net Sales
2H Net Sales
(Billions of yen)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
-200
1,479.7
1,618.0
1,553.0
34.5
81.1
482.6
946.0
-64.5
33.0
85.0
555.0
1,010.0
-65.0
36.0
85.0
522.0
986.0
-76.0
FY2004 Actual
FY2005 10/26 Outlook
FY2005 Current outlook
(Billions of yen)
1,000
900
800
700
600
500
400
300
200
100
0
-100
897.7
832.7
16.7
42.0
297.0
569.2
-27.2
19.7
42.0
264.0
545.2
-38.2
FY2005 10/26 Outlook
FY2005 Current outlook
Consolidated total
Vs. year-ago period +36.4
Vs. 10/26 outlook -65.0
Other
Vs. year-ago period +3.1
Vs. 10/26 outlook +3.0
Precision instruments
Vs. year-ago period +4.7
Vs. 10/26 outlook +/-0
Electronic devices
Vs. year-ago period +2.1
Vs. 10/26 outlook -33.0
Information-related equipment
Vs. year-ago period +33.7
Vs. 10/26 outlook -24.0
Eliminations

Net Sales Outlook by Business
▶ Information-related equipment segment


EPSON
EXCEED YOUR VISION


Full-Year Net Sales
(Billions of yen)
946.0
1,010.0
986.0
1,100
1,000
900
800
700
600
500
400
300
200
100
0
-100
48.5
90.7
820.3
-13.6
39.0
108.0
870.0
-7.0
38.0
103.0
851.0
-6.0
FY2004 Actual
FY2005 10/26 Outlook
FY2005 Current outlook


2H Net Sales
(Billions of yen)
569.2
545.2
600
550
500
450
400
350
300
250
200
150
100
50
0
-50
20.4
61.3
491.4
-4.0
19.4
56.3
472.4
-3.0
FY2005 10/26 Outlook
FY2005 Current outlook
PC and other
Vs. year-ago period -5.1
Vs. 10/26 outlook -1.0
Visual instruments
Vs. year-ago period +5.0
Vs. 10/26 outlook -5.0
Imaging & information products
Vs. year-ago period +30.0
Vs. 10/26 outlook -19.0
Eliminations

Net Sales Outlook by Business

▶ Imaging & information business


EPSON
EXCEED YOUR VISION

Full-Year Net Sales

(Billions of yen)

	FY2004 Actual	FY2005 10/26 Outlook	FY2005 Current outlook
Total	820.3	870.0	851.0
Scanners and other	5%	5%	4%
Business systems	16%	15%	16%
Laser printers	14%	15%	15%
Inkjet printers	65%	65%	65%

2H Net Sales

(Billions of yen)

	FY2005 10/26 Outlook	FY2005 Current outlook
Total	491.4	472.4
Scanners and other	4%	5%
Business systems	14%	15%
Laser printers	15%	14%
Inkjet printers	67%	66%

Scanners and other

Business systems



TM-L90 label printer

Laser printers



LP-S6500 color laser printer

Inkjet printers



PM-A890


PictureMate
personal photo lab

Net Sales Outlook by Business
▶ Visual instruments business



EPSON
EXCEED YOUR VISION



Full-Year Net Sales
(Billions of yen)
120
100
80
60
40
20
0
90.7
108.0
103.0
25%
3%
72%
18%
12%
70%
19%
8%
73%
FY2004 Actual
FY2005 10/26 Outlook
FY2005 Current outlook



2H Net Sales
(Billions of yen)
70
60
50
40
30
20
10
0
61.3
56.3
20%
11%
68%
21%
5%
74%
FY2005 10/26 Outlook
FY2005 Current outlook

Other

Projection TVs



LIVINGSTATION
ELS-65GL1

Projectors



EMP-TWD1 home projector with built-in DVD player and speaker system



EMP-82 mobile projector

Net Sales Outlook by Business
▶ Electronic device segment

EPSON
EXCEED YOUR VISION



Full-Year Net Sales
(Billions of yen)
600
550
500
450
400
350
300
250
200
150
100
50
0
-50
482.6
555.0
522.0
49.8
139.4
316.8
-23.4
68.0
109.0
393.0
-15.0
70.0
102.0
365.0
-15.0
FY2004 Actual
FY2005 10/26 Outlook
FY2005 Current outlook



2H Net Sales
(Billions of yen)
350
300
250
200
150
100
50
0
-50
297.0
264.0
42.3
57.7
203.8
-6.9
44.3
50.7
175.8
-6.9
FY2005 10/26 Outlook
FY2005 Current outlook
Quartz Devices
Vs. year-ago period +20.7
Vs. 10/26 outlook +2.0
Semiconductors
Vs. year-ago period -16.9
Vs. 10/26 outlook -7.0
Displays
Vs. year-ago period -4.4
Vs. 10/26 outlook -28.0
Eliminations

Net Sales Outlook by Business

▶ Display business



EPSON
EXCEED YOUR VISION



Full-Year Net Sales
(Billions of yen)
316.8
393.0
365.0
400
350
300
250
200
150
100
50
0
5%
14%
25%
37%
19%
12%
35%
13%
27%
13%
13%
34%
13%
28%
12%
FY2004 Actual
FY2005 10/26 Outlook
FY2005 Current outlook



2H Net Sales
(Billions of yen)
203.8
175.8
220
200
180
160
140
120
100
80
60
40
20
0
13%
37%
12%
26%
13%
15%
34%
13%
26%
12%
FY2005 10/26 Outlook
FY2005 Current outlook
LTPS-TFT
α-TFT
C-STN
MD-TFD
HTPS-TFT

FY2005 Business Outlook
▶ Operating income (by business segment)

EPSON
EXCEED YOUR VISION



Full-Year Operating Income
(Billions of yen)
90.9
44.0
24.0
120
100
80
60
40
20
0
-20
-40
1.4
2.4
38.5
61.5
-13.0
0
3.0
65.0
-10.0
-14.0
0
3.0
44.0
-10.0
-13.0
FY2004 Actual
FY2005 10/26 Outlook
FY2005 Current outlook



2H Operating Income
(Billions of yen)
37.9
17.9
60
50
40
30
20
10
0
-10
-20
1.9
49.9
-6.9
-6.6
1.9
28.9
-6.9
-5.6
FY2005 10/26 Outlook
FY2005 Current outlook

Consolidated total	
Vs. year-ago period	-7.1
Vs. 10/26 outlook	-20.0

Precision instruments	
Vs. year-ago period	+2.2
Vs. 10/26 outlook	+/-0

Information-related equipment	
Vs. year-ago period	-1.6
Vs. 10/26 outlook	-21.0

Electronic devices	
Vs. year-ago period	-8.2
Vs. 10/26 outlook	+/-0

Other	
Vs. year-ago period	+2.1
Vs. 10/26 outlook	+1.0

Eliminations

4Q Net Sales Comparison ▶By business segment


EPSON
EXCEED YOUR VISION

(Billions of yen)
500
450
400
350
300
250
200
150
100
50
0
-50
366.6
9.0
16.8
123.9
232.0
-15.2
2004/4Q
Actual
377.6
12.1
19.0
116.9
248.1
-18.7
2005/4Q
Outlook
Consolidated total
Versus the year-ago period +11.0
Other
Versus the year-ago period +3.1
Precision instruments
Versus the year-ago period +2.2
Electronic devices
Versus the year-ago period -6.9
Information-related equipment
Versus the year-ago period +16.1
Eliminations

4Q Net Sales Comparison
▶Information related equipment

EPSON EXCEED YOUR VISION



(Billions of yen)
260
240
220
200
180
160
140
120
100
80
60
40
20
0
-20
232.0
13.4
26.9
195.0
-3.3
248.1
10.6
25.7
212.9
-1.2
2004/4Q Actual
2005/4Q Outlook

PC and other
Versus the year-ago period -2.7

Visual instruments
Versus the year-ago period -1.1

- PRJ & PTV: Up on higher volume

% sales	'04/4Q	'05/4Q
PRJ	63%	74%
PTV	5%	5%
Other	32%	21%

Imaging & information
Versus the year-ago period +17.8

- IJP: Up on higher printer & consumables volume
- LP: Up on volume rise in printers and consumables
- BS: Up on higher TM & SIDM volume

% sales	'04/4Q	'05/4Q
IJP	62%	62%
LP	16%	16%
BS	16%	17%
SCN, other	6%	5%

Eliminations

IJP: Inkjet printer
SFP: Single-function printer
MFP: Multifunction printer (all-in-one)
LP: Laser printer
BS: Business systems
SIDM: Serial-impact dot matrix printer
TM: Terminal module
SCN: Scanner
PRJ: Projector
PTV: Projection TV

4Q Net Sales Comparison
▶Electronic devices

EPSON EXCEED YOUR VISION



(Billions of yen)
140
120
100
80
60
40
20
0
-20
123.9
11.7
24.8
91.6
-4.3
2004/4Q
Actual
116.9
21.9
23.1
75.0
-3.1
2005/4Q
Outlook
Quartz Devices
Versus the year-ago period +10.1
Semiconductors
Versus the year-ago period -1.6
Displays
Versus the year-ago period -16.5
Eliminations

- Up on higher volume and business merger
- LCD-Dr & S-LSI: Down on lower volume

% sales	'04/4Q	'05/4Q
LCD-Dr.	34%	30%
S-LSI	33%	24%
Other	33%	36%

- C-STN/MD-TFD/ a-TFT/LTPS: Down on lower ASPs, despite higher volume
- HTPS: About even with the year-ago period due to lower ASPs, despite volume rise

% sales	'04/4Q	'05/4Q
C-STN	19%	14%
MD-TFD	31%	28%
a-TFT	30%	30%
LTPS	9%	13%
HTPS	11%	14%

C-STN: Color STN
MD-TFD: Mobile digital thin-film diode
a-TFT: Amorphous-silicon TFT
LTPS: Low-temperature polysilicon TFT
HTPS: High-temperature polysilicon TFT
LCD-Dr: LCD driver
S-LSI: System LSI

4Q Operating Income ▶By business segment



EPSON
EXCEED YOUR VISION
(Billions of yen)
20
10
0
-10
-20
-5.8
10.0
-12.1
-0.6
-4.1
2004/4Q
Actual
0.8
0.6
13.7
-10.1
-2.6
-0.7
2005/4Q
Outlook
Consolidated total
Versus the year-ago period +6.7
Precision instruments
Versus the year-ago period +1.2
Information-related equipment
Versus the year-ago period +3.6
Electronic devices
Versus the year-ago period +2.0
Other
Versus the year-ago period +1.4
Eliminations

Depreciation & Amortization Expenses


EPSON
EXCEED YOUR VISION

Capital Expenditures


200
100
0
(Billions of yen)
162.8
74.4
68.7
151.2
128.3
FY2001
FY2002
FY2003
FY2004
FY2005
Current outlook

Depreciation and amortization expenses


200
100
0
(Billions of yen)
129.1
125.8
110.3
104.2
108.4
FY2001
FY2002
FY2003
FY2004
FY2005
Current outlook

Free Cash Flows Outlook

EPSON
EXCEED YOUR VISION



(Billions of yen)
200
100
0
-100
-200
-300
151.2
-127.0
-278.3
159.5
51.5
-107.9
182.6
117.3
-65.3
162.4
63.0
-99.3
99.1
4.0
-95.1
Cash flow from investment activities
Cash flow from operations activities
Free cash flow
FY2001
FY2002
FY2003
FY2004
FY2005
Current outlook

Main Management Metrics

EPSON
EXCEED YOUR VISION



15.0
10.0
5.0
0.0
(%)
-5.0
-10.0
ROA: Ordinary income/Total assets (avg. balance)
ROS: Ordinary income/Sales
ROE: Net income/Shareholder's equity (avg. balance)
1.5
1.5
-6.5
4.5
3.4
3.2
10.9
6.1
5.2
12.6
6.8
5.8
1.9
1.7
-3.0
FY2001
FY2002
FY2003
FY2004
FY2005
Current outlook

2. Reform Plan for Improving Earnings Potential

Content

EPSON
EXCEED YOUR VISION

1. Current Situation and Issues
2. Overall Management Structure Reform and Policies
3. Reform Plan for Improving Earnings Potential
4. Direction of the Mid-Range Strategy, by Business
 - Semiconductor Business
 - Small- and Medium-Sized Display Business
 - HTPS Business
 - Inkjet Printer Business
5. Goals of the Mid-Range Business Plan

Current Situation and Issues


External environment
Intensified price competition
Shrinking product cycles
◆ Management structure
✓ Did not fully leverage Epson strengths
✓ Did not adequately adapt to changes in business environment
Internal factors
◆ Earnings potential
✓ Weakness in design-to-cost approach
✓ Weakness in securing quick ROI
Actions
Sharp decline in earnings
Repeated misses vs. plan
Management structure reform
Reform to improve earnings potential

Overall Management Structure Reform and Policies

EPSON
EXCEED YOUR VISION

Reform the overall management structure and put us back on the path to growth

1 Redefine & reinforce the mid-term business and product portfolio

Execution of reform plan for improving earnings potential

Five-point plan
1.
2.
3.
4.
5.

Mid-range business plan
(announcement planned for 3/16)

Achieve

Support

2 Reform the system of governance

3 Promote changes in culture and mindset toward "creativity & challenge"

Reform Plan for Improving Earnings Potential

EPSON
EXCEED YOUR VISION

1. Revamp the fixed-cost structure in the electronic device business

Revamp and reduce the fixed-cost structure by a total of approx. ¥42 bil. + additional reserves over 2 years to quickly restore profitability and improve earnings potential

- Aggressively reduce all fixed costs, including through impairment & asset disposal, primarily via production site & line reorganization

FY2005: ¥38.8 bil. + *

FY2006: ¥3.0 bil.

*) Additional reserves not included in the current financial outlook

Reform Plan for Improving Earnings Potential

EPSON EXCEED YOUR VISION

2. Redefine & reinforce the mid-term business and product portfolio

Under the 3i strategy, continue to focus on the growth drivers: i1, i2 & i3. Reposition the i0 segment based on the portfolio.

- i1: imaging on paper = Printers ... Strengthening IJP & laser printers
- i2: imaging on screen = Projectors ... Strengthening 3LCD project & HTPS
- i3: imaging on glass = Displays ... Strengthening small- and mid-sized displays
- i0: imaging support devices
 - Improve earnings potential in i0, and semiconductors in particular, by a thorough reorganization and a revamping of the fixed cost structure

Reinforce development of upcoming products

- Continue to develop and refine core technologies as leverage
- Leverage core technologies to strengthen existing products & expand the future product base

Weighted allocation of mid-range capital investment

- Basic policy: Total investment ≤ depreciation & amortization, and aligned with portfolio. Three-year ROI. Earnings emphasis.
- Emphasize product development for growth segments, the strengthening of sales channels, IT investment, etc.

Reform Plan for Improving Earnings Potential

EPSON
EXCEED YOUR VISION

3. Strengthen design-to-cost capability & ability to secure quick ROI

Restructure operations & strengthen design-to-cost capability

- Strengthened design-to-cost approach, standardized platforms and parts, procurement reform, etc.

Continue to promote actions to streamline costs

- Procurement costs: Reduce 20%/ year
- Logistics & service support: FY08: Reduce 50% vs. FY05
- QF cost: FY08: Reduce 50% vs. FY05

Streamline the workforce

- Streamline the contingent workforce in Japan ->Reduce the contingent workforce by 3,000 over 3 years & reallocate regular employees to strategic areas

Reform Plan for Improving Earnings Potential

EPSON
EXCEED YOUR VISION

4. Group site consolidation & streamlining

Streamline by consolidating & integrating production & administrative sites in Japan

5. Corporate culture and mindset reform

- Restore & revive the culture and spirit of "creativity and challenge," "S&A" and "One Epson"
- Training & evaluation system that rewards the willingness to take on challenges and "clear, sow, and grow"

Estimated improvement in profit from reform plan for improving earnings potential	Approx. ¥150 bil. (3-year cumulative)

Semiconductor Business

EPSON EXCEED YOUR VISION

Current Situation

- ◆ Volume in LCD drivers for small- and medium-sized LCDs to grow, but prices to continue sharp drop
- ◆ Absence of No. 1 product to drive the business
- ◆ Rising fixed cost burden accompanying decline in net sales

Direction of the mid-range strategy

- ■ Drive actions to restructure fixed costs & improve efficiencies
- ■ Refine core technologies & focus on applications

Perfect low-leak/high-voltage process technologies & hybrid package technology with the aim of boosting competitiveness of other Epson products, and raising per-wafer value, etc.

Low-power solution IC for mobile information equipment and digital home appliances

- ➢ Optimum allocation between own fabs and external silicon foundries

Small- and Medium-Sized Liquid Crystal Displays


EPSON
EXCEED YOUR VISION

Current Situation

- Sharp volume growth for cellular to BRICs
- Upgrade demand driving color display growth
- Active display demand splitting → QVGA and low end (128 × 160)
- CSTN demand sustained by upgrades from B&W

Forecast Handset Unit Shipments Worldwide


(In millions. Epson estimate)
362
476
544
619
306
283
283
280
106
92
77
57
FY05
FY06
FY07
FY08
Active
CAGR:20%
CSTN
CAGR:-3%
B&W
CAGR:-18%

- Continued price slide and lower margins due to competition

Small- and Medium-Sized Liquid Crystal Displays

EPSON EXCEED YOUR VISION

Direction of the mid-range strategy

- Leverage strength and aggressively pursue opportunities in this core business

Expand production capacity to meet customer demand
- Supply stability and high quality
- Strategy for surviving and thriving in small- and medium-sized displays

Leverage underlying strengths in low power consumption, high pixel density, high-density assembly, and image processing in a-TFT and LTPS displays to aggressively pursue opportunities -> With support from Display Development Div.

Expand applications that exploit strengths
- Maintain & expand business in cellular market
- Expand in mobile devices (media players, ITS-related), etc.

- Revamp the fixed-cost structure
- Accelerate yield improvement (a-TFT & LTPS) and cost-reduction actions

HTPS Business



EPSON
EXCEED YOUR VISION

Current Situation

- Front-projector (business & home) and PTV markets are growing steadily, though well below initial forecasts
- Increased fixed-cost burden due to slowdown after capacity expansion



Worldwide Front-Projector & MD-PTV Market Forecast
(Millions of units. Epson estimate)
220
40
344
265
60
396
305
80
455
315
100
532
FY05
FY06
FY07
FY08
MD-PTV CAGR:13%
Front PJ (Home) CAGR:36%
Front PJ (Business) CAGR:16%

Direction of the Mid-Range Strategy

- As a core business, further strengthen tech development

Further hone 3LCD advantages (high brightness & picture quality) as the key device in Epson's core 3LCD projector (business & home) business, and drive market growth --> With support from Display Development Div.





3LCD

- In FY06, closely watch the demand trend, and allocate production according to line capabilities
- Aim to consolidate in Chitose in the future to boost cost competitiveness & production efficiency

Inkjet Printer Business

EPSON EXCEED YOUR VISION

Current Situation

- Steady growth in home photo-printing market
- Growth vs. last year in both printers (esp. photo all-in-ones & photo printers) and cartridges during year-end shopping season in Japan, U.S. & Europe
- But printer & consumables volume ended below 2H plan

Photo Paper Shipping Trend



(Paper area. Epson genuine paper, where FY02 is assigned a value of 100)
300
200
100
0
JPN
US
EU
FY02
FY03
FY04
FY05E

- Delay in improving printer margins & slowdown in ink cartridge growth rate impacted earnings
- Switch to business model that improves combined earnings from both printers & consumables

Inkjet Printer Business

EPSON
EXCEED YOUR VISION

Direction of the Mid-Range Strategy

- Leverage Epson's strengths and focus management resources on high-margin product segments

Epson strengths	Photo, pigment ink, and high-speed technologies
High-margin product segments	Photo, business & large-format printers

- Drive earnings improvement actions

Deploy actions to improve printer profitability

Increase the ratio of genuine Epson ink cartridges --> Squarely address customer preferences

Goals of the Mid-Range Business Plan



	Next Year	Mid Range
Epson Group	FY2006: Higher income	**FY2008: Ordinary income of ¥100 bil. or better**

Mid-range business plan "Creativity & Challenge 1000"



	Next Year	Mid Range
Information-related equipment	**FY2006: Higher income**	Reach 10% ROS or better ASAP
Electronic devices	**FY2006: Profitable**	

EPSON

EXCEED YOUR VISION

(1) January 27, 2006 Reform Plan for Improving Earnings Potential and Full-Year Business Outlook

News Release

Reform Plan for Improving Earnings Potential and Full-Year Business Outlook

- TOKYO, Japan, January 27, 2006 -

In 2003 we at Epson established a mid- to long-range corporate vision ("SE07") intended to chart the direction of the Epson Group heading into 2007. We followed this up the next year with a concrete 3-year action plan running from 2004 through 2006 in 2004 a mid-range business plan ("Action07"). We have taken action in line with SE07 and Action07 in an effort to create new markets and businesses and to enhance corporate value.

However, Epson is operating in an extremely difficult business environment. We are facing progressively fierce price competition and shorter product cycle times as advances in digital technology lower barriers to entry and trigger an escalation in competition and as the maturation of products and technologies make it increasing difficult to differentiate products and technologies. On the other hand, our ability to achieve target costs from the design stage through a design-to-cost approach and our ability to achieve a quick return on investment have not been satisfactory, and, as a result, we have been unable to fully leverage our strengths and respond to changes in the business environment. Consequently, Epson's profitability during the current fiscal year has dropped off sharply, resulting in a severe loss of credibility in capital markets.

We understand the seriousness of the situation and are instituting reforms to revamp the overall management structure and improve our earnings potential in order to once again reinforce our ability to create income as a manufacturing company and to ensure solid mid- and long-range growth.

Going forward, we are committed to restoring the trust of the investment community and all stakeholders. Toward that end, we will appropriately implement the following actions and initiatives, thereby realizing growth in the upcoming fiscal year and beyond, and restoring and increasing corporate value.

Specifics regarding our actions and initiatives will be provided in conjunction with the planned announcement of our mid-range business plan, on March 16.

1. Current situation, issues, and reform initiatives
In light of the aforementioned changes in the business environment, we are taking the following actions to reform the overall management structure and once again put us on the path to growth:

(1) Redefine & reinforce the mid-term business and product portfolio.
(2) Reform the overall governance system to achieve the first objective.
(3) Promote changes in the corporate culture and mindset that underpin the above.

We will execute a five-point reform plan for improving earnings potential described below based on a redefined, stronger portfolio. Top priority will be placed on repositioning the company for robust earnings. Accordingly, the first point in the reform plan involves revamping the fixed-cost structure of the electronic device business. In the electronic device business we will revamp the fixed-cost structure, recording a total loss of approximately ¥42 billion, plus addition losses to be calculated, over two years, the current and next fiscal year. By recording these losses, we intend to restore profitability next year and improve our earnings potential. The entire fixed-cost structure of the electronic device business is being examined, and we are planning reforms that will include asset impairment and disposal associated primarily with production site and production line reorganization.

Current-year losses and restructuring charges that can be reasonably estimated at this stage amount to ¥38.8 billion, but additional losses associated with further action are being studied. Losses that should be recorded in association with this additional action have not been factored into the full-year financial outlook presented today. The financial outlook that we plan to present on March 16 will reflect this action.
In addition, we plan to record a loss of approximately ¥3 billion in the current fiscal year.

Second, we will implement changes in management based on the mid-range business and product portfolio. We remain firmly committed to the 3i strategy defined in SE07, our medium- to long-range corporate vision, and we will continue to focus on the printer, projector and display segments -- i1, i2 and i3, respectively -- as growth drivers. Meanwhile, based on analyses of the business portfolio, we have decided to implement sweeping reforms in the i0 segment (core devices) with the intention of repositioning this business segment toward robust profitability. Reforms will include a major business reorganization, as well as an exhaustive revamping of fixed cost structures. At the same time, we will also strengthen product development to generate growth over the medium and long term and across the entire Epson Group. We will refine our storehouse of micromechatronics, energy saving, photo and other technologies. These technologies will be leveraged to enhance the added value and convenience of existing products, and to steadily expand our product base going forward. In addition, new capital spending will be exercised based on the portfolio, in an amount not exceeding depreciation and amortization. Priority will be placed on achieving an ROI within about 3 years.

Third, we will strengthen our design-to-cost approach and our ability to secure early returns on investment. We will take a variety of actions to revamp operations and strengthen our design-to-cost approach so as to reduce costs from the design stage. One action will be to promote the standardization of product platforms, parts and modules. Another will be to revamp the procurement process, including development purchasing. We will also continue with ongoing actions to improve cost efficiency. Objectives will be to reduce procurement costs by 20% per year; and, by the end of the 2008 fiscal year, to reduce logistics, service and support, and quality failure costs by 50% compared to the fiscal 2005 level. We will also take action to streamline the workforce and improve staffing efficiency. Toward that end, we will reduce the contingent workforce by 3,000 over the next three years and, along with that, reassign regular full-time employees to strategic areas.

Fourth, we will consolidate and streamline Epson Group sites. The offshore transfer of assembly and other production sites has created empty space at our production and administrative sites in Japan. To eliminate this waste and to increase efficiency, we will consolidate and integrate certain sites.

Fifth is the reform of the corporate culture and mindset. The spirit of "Creativity and challenge," "Epson S&A" and "One Epson" are the bedrock of Epson's corporate culture. We will reground ourselves in these traditional Epson values, change the human resource development and evaluation systems, and foster the determination to accomplish the goals of the mid-range business plan.

The total monetary effect of these actions, which are now under way, is expected to amount to approximately ¥150 billion, cumulatively, over the next three years.

2. The current situation and direction of the mid-range strategy, by business

(1) Semiconductor business
In the semiconductor business, we expect unit shipments of our main products, drivers for small- and medium-sized LCDs used in mobile phones, to grow, but also expect prices to continue to spiral downward. Without a No. 1 product to drive the overall business, we expect the fixed cost burden to continue growing as net sales shrink.

ultra-low power technology — an area in which we excel — and provide low-power solution IC products to the mobile information equipment & digital home appliance markets, thereby simultaneously boosting the competitiveness of Epson Group products and raising per-wafer value.

(2) Small- and medium-sized liquid crystal display business
Display volume is expected to continue to surge on fast-growing handset sales in the markets of Brazil, India, Russia and China. Meanwhile, demand for color displays will expand primarily around upgrade demand. In addition, there promises to be high unit-volume growth in active-matrix displays, where demand will be split between the high end and the low end. This split and polarization of the market is helping to sustain strong demand for Epson's amorphous-silicon TFT LCDs. Conversely, demand for TFD (thin-film diode) LCDs is shifting away from our strength in the QCIF (quarter common intermediate format) class, and toward low-end displays. In color STN (super-twisted nematic) LCDs we expect to maintain volume by capturing demand generated by consumers upgrading from monochrome handsets. However, the general trend of price erosion triggered by escalating competition is expected to continue, and the decline in prices is adding to the fixed cost burden and weighing on earnings.

Small- and medium-sized displays are a core Epson business, and there has been no change in our commitment to leverage Epson's strength to drive the global market. Therefore, we will continue to aggressively pursue opportunities in expanding markets while simultaneously seeking to improve earnings potential by restructuring fixed costs and promoting efficiencies.

Amorphous-silicon LCDs will drive future growth. We thus believe it will be necessary to more aggressively expand production capacity. We have secured a certain amount of capacity for these LCDs by retooling existing lines for small panels, but additional capacity will be required if we are to meet vigorous customer demand. Overall, severe price competition will continue and yet we are also beginning to see a renewed emphasis on supply stability and quality. Ultimately, by leveraging our expertise to aggressively lead the market, we will move forward on a strategy designed to enable us to survive and thrive in the small- and medium-sized display business.

To establish competitive advantage, we will take our traditional underlying strengths in areas such as low power consumption, high pixel density, high-density assembly, and image processing and deploy them in amorphous-silicon and low-temperature polysilicon (LTPS) TFT displays. Naturally, we will maintain and expand business in our core display market, mobile phones. At the same time, we will take action to expand the base of applications where we can leverage our strengths; namely, applications in mobile devices such as media players and intelligent transport systems.

Meanwhile, we will also restructure fixed costs as explained and reduce all costs. In addition, we are starting to see significant results from ongoing initiatives to boost yield, so we will continue to further accelerate these initiatives along with actions to reduce costs.

(3) HTPS Business
Within the high-temperature polysilicon (HTPS) TFT LCD business, front-projector and PTV markets are growing steadily, albeit well below the high growth rates that were initially predicted. Because we built up production capacity the year before last under the assumption of high growth, we are now shouldering a heavy fixed cost burden.

HTPS panels are a core Epson business with competitive advantage. Accordingly, we will further reinforce the technological development of HTPS, strengthening them as the core devices underpinning 3LCD projectors, likewise a core business. 3LCD projection systems are gaining marketplace recognition for their superior brightness and picture quality, and we are seeing a gradual move away from competing systems and toward 3LCD systems, even among other projector manufacturers. We will drive market growth by further perfecting 3LCD systems via the application of various technologies, including inorganic alignment layer technology and technology that enables higher aperture ratios.

We will also begin a parallel action to reorganize production to align it more closely with market growth, thereby enhancing cost competitiveness. During fiscal 2006 we will keep a close watch on the demand trend and will allocate production according to the capabilities of the respective production lines. We will also consider consolidating production at the Chitose Plant in the future if it makes sense from a standpoint of cost competitiveness and production efficiency.

(4) Inkjet printer business
Inkjet printers are the core business underpinning Epson's growth. The home photo-printing market, where we excel, is growing steadily, and during the year-end shopping season we saw sharp volume growth compared to last year, particularly in photo all-in-ones and small-format photo printers. However, income is declining primarily because printer margins have not been improving quickly enough and ink cartridge sales have not been growing to the extent projected. Given this situation, we believe it is essential to switch to a model that enables us to improve combined earnings from both printers and cartridges.

Based on the new business model, we will leverage our strength in photo, ink, and high-speed technologies and focus our management resources on product segments that promise higher combined earnings from both printers and consumables. Ultimately, we aim to evolve a business model that satisfies everyone: Epson, sales channels, and customers.

In parallel with this, we will drive uncompromising earnings improvement actions. We have been attempting to improve inkjet product profitability. In all-in-ones in particular, however, functions and features are being enhanced, but costs are not being adequately reduced. To address this problem, we will drive down costs by, for example, standardizing platforms and parts. We will also squarely address the issue of raising the ratio of genuine Epson ink cartridges by complementing our ongoing actions with moves to respond to customer preferences for high-quality ink at a more attractive price.

We at Epson are preparing a new mid-range business plan that will set a financial objective of reaching ordinary income of ¥100 billion or more in the 2008 fiscal year by executing the reform plan for improving earnings potential and the actions stemming from it. A heavy fixed-cost burden would threaten to hamper progress toward this objective. Therefore, we are fully addressing all of the issues outlined, this year. In tandem with this, the new mid-range business plan, called "Creativity and Challenge 1000," will contain specific strategies geared toward future growth. Executing these strategies will raise income in the coming fiscal year and put us on course to reaching the fiscal 2008 ordinary income goal.

3. Revision of the full-year financial outlook
We have revised the FY2005 full-year business outlook that was announced on October 26, 2005, in conjunction with recent changes in the business environment and the aforementioned reform plan for improving earnings potential.

Restructuring charges that can be reasonably estimated at this stage are as shown. However, additional reserves associated with this action are currently under examination, and losses associated with this action that should be recorded are not included in the full-year business outlook presented today.

Consolidated

(Unit: billion yen)

	Net sales	Operating Income	Ordinary Income	Net Income (loss)
Previous outlook (A)	1,618.0	44.0	45.0	22.0
Revised outlook (B)	1,553.0	24.0	26.0	(14.0)
Difference (B) – (A)	-65.0	-20.0	-19.0	-36.0
Change (%)	-4.0%	-45.5%	-42.2%	-
Ref.:Prior year result (fiscal year ended March 31, 2005)	1,479.7	91.0	85.3	55.7

Forecasted net income per share (full year) is -71.30 yen.

Non-consolidated

(Unit: billion yen)

	Net Sales	Ordinary Income (loss)	Net Income (loss)
Previous outlook (A)	915.0	12.0	8.0
Revised outlook (B)	880.0	(20.0)	(29.0)
Difference (B) – (A)	-35.0	-32.0	-37.0
Change (%)	-3.8%	-	-
Ref.:Prior year result (fiscal year ended March 31, 2005)	995.8	39.9	27.1

Forecasted net income per share (full year) is -147.68 yen.

About Epson
Epson is a global leader in imaging products including printers, projectors and LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 98,480 employees in 107 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1479.7 billion yen in fiscal 2004.

Contact:
Seiko Epson Corp.
Public Relations and Brand Strategy
Contact us by e-mail
URL: http://www.epson.co.jp/e/

Copyright © SEIKO EPSON CORP 2006

(2) January 27, 2006 Consolidated Results for the Nine Months Ended December 31, 2005

News Release

Consolidated Results for the Nine Months Ended December 31, 2005

January 27, 2006

Consolidated Financial Highlights

(Millions of yen, thousands of U.S. dollars, except for per share data)

Income statements and cash flows data

	Nine months ended December 31		Change	Year ended March 31	Nine months ended December 31
	2004	2005		2005	2005
Statements of income data:					
Net sales	¥1,113,148	¥1,175,364	5.6%	¥1,479,750	$9,954,806
Operating income	96,843	23,126	(76.1%)	90,967	195,867
Income before income taxes and minority interest	85,747	19,931	(76.8%)	73,647	168,807
Net income	59,953	7,931	(86.8%)	55,689	67,172
Statements of cash flows data:					
Cash flows from operating activities	126,232	59,518	(52.9%)	162,489	504,091
Cash flows from investing activities	(73,325)	(69,177)	(5.7%)	(99,396)	(585,898)
Cash flows from financing activities	(82,797)	102,613	-%	(96,373)	869,086
Cash and cash equivalents at the end of the period	238,450	332,721	39.5%	234,904	2,817,998
Per share data:					
Net Income per share -Basic	¥305.32	¥40.39	(86.8%)	¥283.60	$0.34
-Diluted	¥-	¥-	-%	¥-	$-

Balance sheets data:

	December 31		March 31, 2005	December 31, 2005
	2004	2005		
Total assets	¥1,330,822	¥1,517,184	¥1,297,790	$12,849,869
Shareholders' equity	473,111	500,288	472,870	4,237,215
Shareholders' equity ratio (%)	35.6%	33.0%	36.4%	33.0%
Shareholders' equity per share	¥2,409.35	¥2,547.76	¥2,408.13	$21.58

Notes

I. The consolidated figures are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards, and are compiled from the consolidated figures prepared by the Company as required by the Securities and Exchange Law of Japan.
II. Figures in 'Change' column are comparisons with the same period of the previous year.
III. Diluted net income per share are presented only if there are dilutive factors present.
IV. U.S. dollar amounts are included solely for the convenience of readers. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into U.S. dollars at that or any other rate. The rate of ¥118.07 = U.S.$1 at December 31, 2005 has been used for the purpose of presentation.

Click here to see a full version of the consolidated results and the supplementary information
Click here to see an explanatory presentation

 Copyright © SEIKO EPSON CORP 2006

(3) February 21, 2006 Epson Takes Action against 24 Aftermarket Ink Cartridge Companies to Protect Intellectual Property

News Release

Epson Takes Action against 24 Aftermarket Ink Cartridge Companies to Protect Intellectual Property

- Company Lodges Complaint with International Trade Commission and Files Patent Infringement Lawsuit in US District Court -

- LONG BEACH, USA, February 21, 2006 -

Epson lodged a complaint on Feb. 17 with the United States International Trade Commission (ITC) against 24 companies that manufacture, import, or distribute aftermarket ink cartridges for resale in the United States. The complaint, filed by Epson Portland Inc, Epson America Inc., and Seiko Epson Corp. alleges that these companies' cartridges infringe at least nine patents that cover numerous models of cartridges for Epson's desktop inkjet printers. Epson is asking the ITC to issue a general exclusion order prohibiting these companies and others from importing and selling infringing cartridges into the United States.

In conjunction with the ITC complaint, Epson has also filed a lawsuit in the U.S. District Court in Portland, Oregon against these same 24 companies asserting similar patent infringement claims. The District Court complaint seeks a permanent injunction against infringement and monetary damages.

Epson has made continuous worldwide investments in R&D and significant investments in manufacturing in the United States to produce high quality, innovative cartridges. Both actions are part of Epson's worldwide efforts to protect the company and its customers from unfair competition of all types, including the sale of patent-infringing ink cartridges.

"Epson recognizes and respects competitors' rights to sell aftermarket ink cartridges as long as they compete fairly, which includes not infringing patents," said Liz Leung, director of Supplies Marketing, Epson America. "As with numerous patent and trademark infringement lawsuits filed previously, we have taken both of these actions to protect the company's innovative products from unfair competition."

About Epson Portland Inc.
Epson Portland Inc. is the U.S.-based manufacturing subsidiary of Japan-based Seiko Epson Corporation. Historically a printer manufacturer (from its opening day in July of 1986 until August of 2001 Epson Portland built over 15 million printers for business, government and personal use), the company currently manufactures ink cartridges for ink jet printers, refurbishes optical engines for LCD projectors and performs precision injection molding of proprietary plastic parts. Epson Portland manufactures over 40 million cartridges annually for sale in the United States and elsewhere.

About Epson America Inc.
Epson America is the US based marketing and service subsidiary of Seiko Epson Corp. Epson America offers an extensive array of award-winning image capture and image output products for the consumer, business, photography and graphic arts market throughout North, Central and South America. The company is also a leading supplier of value-added point-of-sale (POS) printers and transaction terminals for the retail market. Epson America Inc. is headquartered in Long Beach, Calif.

About Seiko Epson Corp.
Seiko Epson Corp. is a global leader in imaging products including printers, projectors and LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency. Led by the Japan-based Seiko Epson Corp., Epson is a network of 107 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located.

 Copyright © SEIKO EPSON CORP 2006

(4) February 22, 2006 Seiko Epson Corporation Sues Maeda International Limited

News Release

Seiko Epson Corporation Sues Medea International Limited

- LONDON, UK, February 22, 2006 -

Seiko Epson Corporation ("Epson") has started patent infringement proceedings in the English High Court against Medea International Limited in respect of UK patents belonging to Epson, which Epson believes are infringed by Medea International by importing ink cartridges compatible with Epson printers into the UK. Medea International sells these imported cartridges in the UK under a number of brands, including Inkrite PhotoPLUS.

Following rumours within the industry that Medea International is not infringing any UK patents by importing cartridges into the UK that are compatible with Epson printers, Epson has now chosen to set the record straight.

Medea International Ltd has been making public claims about the cartridges they are importing into the UK and and then selling in the UK under the Inkrite PhotoPLUS brand. These new cartridges incorporate a spongeless valve design which is said by Medea to be "revolutionary", "radically different and unique". The spongeless valve design is similar to an EPSON invention commonly known as "Epson Smart Valve Technology" and is the subject to a number of Epson patents which date back a number of years. Obviously Epson would agree that the "Smart Valve Technology" is revolutionary and Epson owns UK patents relating to this technology.

Epson devotes huge resources to research and development in order to give consumers the very latest technology and best experience in ink-jet printing. In the last year alone Epson has won over 300 awards for its products across Europe. The cost of all this research and development is of course a manufacturing cost for Epson and represents a huge investment. To protect this investment Epson also devotes time and resources into protecting its intellectual property.

Seiichi Hirano, chief executive of the Imaging Products Operations Division, Seiko Epson, said, "Epson is one of the world's leading digital imaging brands, providing its customers with high quality products and services. Our innovative research and development has produced breakthroughs such as the Micro Piezo printhead, the 3LCD projector and ink technologies such as DURABrite Ultra and UltraChrome K3. We do not take the decision to litigate against another company lightly. However to protect our technology against the various claims being made by Medea International and by their continued acts of importation into the UK which infringe Epson's UK patents and which undermine the benefits provided to our customers, Epson has been forced into taking the decision of starting UK patent infringement proceedings."

For more information on the Epson Smart Valve Technology please see
http://www.epson.co.jp/e/technology/inkcart.htm

About Epson
Epson is a global leader in imaging products including printers, projectors and LCDs. With an innovative and creative culture, Epson is dedicated to exceeding the vision and expectations of customers worldwide with products known for their superior quality, functionality, compactness and energy efficiency.
Epson is a network of 98,480 employees in 107 companies around the world, and is proud of its ongoing contributions to the global environment and to the communities in which it is located. Led by the Japan-based Seiko Epson Corp., the Group had consolidated sales of 1479.7 billion yen in fiscal 2004.

Contact:
Seiko Epson Corp.
Public Relations and Brand Strategy
Contact us by e-mail
URL: http://www.epson.co.jp/e/

 Copyright © SEIKO EPSON CORP 2006